JACOBS®


10013643

2010 Annual Report


SEC MAIL
RECEIVED
PROCESSING
DEC 17 2010
WASH, D.C.
193
SECTION

Jacobs Engineering Group Inc.



To Our Shareholders, Clients & Employees:

Fiscal 2010 was another challenging year, but we are pleased to report non-GAAP net earnings of $312 million ($2.48 per share) and that we ended the year with a backlog of $13.2 billion. We also ended the year with more than $930 million of cash. Non-GAAP net earnings for fiscal 2010 exclude the special litigation charge in France of $60 million and an after-tax restructuring charge of approximately $6 million. The litigation charge was a result of an acquisition we made in 1997 and we are appealing the court verdict. GAAP earnings for the year were $246 million ($1.96 per share).

We maintained our intense focus on safety in 2010 through our BeyondZero® program. We remain an industry leader in safety, even though our 2010 numbers were not quite as good as those of 2009. A safety highlight for the year was being recognized by the Occupational Safety and Health Administration (OSHA) as one of only eight companies in the United States to achieve Corporate Voluntary Protection Programs (VPP) status. Our commitment to safety remains a differentiator in our industry, and we remain focused on safety with the goal of completely eliminating accidents from the workplace.

The global economy continued to be in turmoil throughout 2010, but there was some improvement at year-end. Our prospect list strengthened significantly as we completed the fiscal year, although the timing of awards suffered from client funding delays. Today the prospect list is strong enough to support growth in 2011 as clients gain confidence in their end markets. We maintain our commitment to grow an average of 15 percent per year.

Our relationship-based business model has served us well in this tumultuous market. We are expanding our global footprint with an emphasis on geographies where our clients need us. Our ability to tap into any global resource allows us to deliver cost-effective and timely solutions to our clients worldwide. In addition, our ability to move work electronically has become a huge competitive advantage for us, both in terms of resources available to do the work and ability to lower the cost of work, which allows us to compete with anyone, anywhere.

Another part of our value proposition is the JacobsValue+™ program. We worked together with clients to identify approximately $3 billion in cost savings, cost avoidances, and performance improvements – a major highlight this year and a record for our company. Identifying savings for our clients and controlling our own costs helps us remain the most cost-effective company in our industry. This approach also keeps our clients competitive in their industries.

Providing superior value for clients and exceeding their expectations year-over-year is what makes our relationship-based business model work. This year's client survey results reached record levels – in excess of 91 percent. This level of performance is the reason we have 90 percent repeat business from our clients.

The market for acquisitions is good, and with our strong cash position and balance sheet, we are in an outstanding position to leverage those opportunities. This year we acquired three companies – Jordan, Jones & Goulding, Inc; TYBRIN Corporation; and TechTeam Government Solutions, Inc. – that strengthen our client offerings in the water and wastewater, aerospace and defense, and information technology markets. A number of factors, including the general slowdown in business, have created a surge of acquisition opportunities that we are diligently pursuing.

One of the great strengths of our company is the character of our Board of Directors. Their collective wisdom is a major contributor to our success. During the course of the year, Robert B. Gwyn, who served for 15 years on our Board, retired. Bob made many significant contributions to our growth and performance throughout that time.

JACOBS®

As we look ahead to 2011, we expect the market to remain difficult; however, the economy is not a barrier to growth – there are plenty of prospects in the market that can fuel our growth. We intend to grow our business by remaining focused on our relationship-based business model and continuing to find new and better ways to deliver superior value to our clients. We are confident we can achieve the growth we desire and deliver shareholder value in the years to come. We want to thank all of our clients, shareholders, and employees for their loyal and enthusiastic support. We look forward to an exciting future together.



Craig L. Martin
President & Chief Executive Officer



Noel G. Watson
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 1, 2010 Commission File No. 1-7463

Jacobs Engineering Group Inc.

Delaware	**95-4081636**
State of incorporation	**IRS Employer identification number**
1111 South Arroyo Parkway	
Pasadena, California 91105	**(626) 578-3500**
Address of principal executive offices	**Telephone number (including area code)**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☒ Yes ☐ No

Indicate by a check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No

Indicate by check-mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check-mark whether the Registrant: has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check-mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check-mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check-mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) ☐ Yes ☒ No

There were 126,100,747 shares of common stock outstanding as of November 15, 2010. The aggregate market value of the Registrant's common equity held by non-affiliates was approximately $5.8 billion as of April 5, 2010, based upon the last reported sales price on the New York Stock Exchange on that date.

DOCUMENTS INCORPORATED BY REFERENCE

Part III—Portions of the Registrant's definitive Proxy Statement to be issued in connection with its 2010 Annual Meeting of Shareholders.

JACOBS ENGINEERING GROUP INC.

Fiscal 2010 Annual Report on Form 10-K

Table of Contents

Item		Page No.
Part I		
Item 1.	Business	3
Item 1A.	Risk Factors	19
Item 1B.	Unresolved Staff Comments	30
Item 2.	Properties	30
Item 3.	Legal Proceedings	30
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6.	Selected Financial Data	33
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	47
Item 8.	Financial Statements and Supplementary Data	48
Item 9.	Changes in and Disagreements With Accountants On Accounting and Financial Disclosure	48
Item 9A.	Controls and Procedures	48
Item 9B.	Other Information	49
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	50
Item 11.	Executive Compensation	51
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions, and Director Independence	52
Item 14.	Principal Accounting Fees and Services	52
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	53
Signatures		56

PART I

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that are not based on historical fact. When used in this report, words such as "expects", "anticipates", "believes", "seeks", "estimates", "plans", "intends", and similar words identify forward-looking statements. You should not place undue reliance on any such forward-looking statements. Although such statements are based on management's current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause our actual results to differ materially from what may be inferred from the forward-looking statements. Some of the factors that could cause or contribute to such differences are listed and discussed in Item 1A—*Risk Factors*, below. The risk factors and other matters described herein are not all-inclusive, and we undertake no obligation to release publicly any revisions or updates to any forward-looking statements that are contained in this document. We encourage you to read carefully the risk factors described in other documents we file from time to time with the United States Securities and Exchange Commission (the "SEC").

Item 1. BUSINESS

General

We are one of the largest technical professional services firms in the United States. Our business focuses exclusively on providing a broad range of technical, professional, and construction services to a large number of industrial, commercial, and governmental clients around the world. We provide four broad categories of services:

- Project Services (which includes engineering, design, architectural, and similar services);
- Process, Scientific, and Systems Consulting services (which includes services performed in connection with a wide variety of scientific testing, analysis, and consulting activities);
- Construction services (which encompasses traditional field construction services as well as modular construction activities, and includes direct-hire construction and construction management services); and,
- Operations and Maintenance services (which includes services performed in connection with operating large, complex facilities on behalf of clients as well as services involving process plant maintenance).

We provide our services through offices and subsidiaries located principally in North America, Europe, the Middle East, Asia, and Australia.

We focus on clients operating in the following industries and markets:

- Oil and gas exploration, production, and refining;
- Programs for various national governments;
- Pharmaceuticals and biotechnology;
- Chemicals and polymers;
- Buildings (which includes projects in the fields of health care and education as well as civic, governmental, and other specialized buildings);
- Infrastructure;
- Power;
- Technology and manufacturing;
- Consumer products; and,
- Pulp and paper, among others.

Jacobs Engineering Group Inc. was incorporated under the laws of the State of Delaware on January 8, 1987. On March 4, 1987, the corporation succeeded by merger to the business and assets of Jacobs Engineering Group Inc., a California corporation that, in 1974, had succeeded to a business organized originally by our founder, Dr. Joseph J. Jacobs, in 1947. Unless the context otherwise requires, all references herein to "Jacobs" or the "Registrant" are to Jacobs Engineering Group Inc. and its predecessors, and references to the "Company", "we", "us" or "our" are to Jacobs Engineering Group Inc. and its consolidated subsidiaries. The common stock of Jacobs has been publicly held since 1970 and is currently listed on the New York Stock Exchange under the trading symbol JEC.

Business Strategy

General

There are four major components of our business strategy:

- A passionate focus on safety;
- A relationship-based approach to client interactions;
- A strong focus on cost control; and
- An organizational structure that facilitates efficient project management and execution.

Acquisitions play an important role in our business strategy as they allow us to expand on existing client relationships as well as develop new ones. Acquisitions also allow us the opportunity to leverage our cost structure across geographic areas.

Safety and BeyondZero®

Most companies in our industry try to provide their employees with a safe and secure work environment. They create safety programs, insist on employee training, and make every effort to build awareness. We do this too, but within the Company we see safety differently.

In 2007 we introduced a concept we call BeyondZero®, a Company-wide initiative designed to educate and train our employees, and to instill in them a culture of caring that follows them outside of the workplace or jobsite. BeyondZero® has inspired our organization to a deeper, richer, emotional commitment to the safety of our employees, their families, their clients, partners and friends, and beyond.

Providing an injury- and incident-free work environment is an unequivocal condition of the relationship we have with our employees and subcontractors. It is also a paramount issue in our dealings with our clients, and our safety program and BeyondZero® are fundamental elements of our overall approach to risk management. A safe work environment is critical to our long-term success and growth. We maintain a centralized quality and safety group to help ensure that the services we provide are delivered safely and in accordance with standard work processes. Unsafe job sites and office environments increase employee turnover, increase the cost of projects to our clients, expose us to types and levels of risk that are fundamentally unacceptable, and increase our own operating costs as well.

We believe that we have a responsibility to go beyond these issues. We have developed a culture of caring where concern for our employees' health and safety extends past office walls, beyond field sites, and past the perception that injured employees simply cost the Company time and money. It's about safekeeping.

Safe job sites and office environments benefit our clients, promote employee morale, and enhance the long-term relationships we have with our clients, employees, and business partners.

Relationship-Based Business Model

Our relationship-based business model is central to our sustained growth and profitability. We aggressively pursue the development of long-term affiliations and alliances with our clients. By working as a partner with our clients on their capital programs, we increase our understanding of their overall business needs as well as the unique technical requirements of their projects. This increased understanding gives us the opportunity to provide superior value to our clients. We market all of our services to clients in connection with their projects where the scope of work required is within our expertise. By integrating and bundling our services (i.e., providing design, engineering, and construction services on the same project), we can price contracts more competitively and enhance overall profitability while delivering additional value to our clients. Our relationship-based business model also helps us more fully understand the risks inherent in our projects, which in turn allows us to better manage those risks. Our approach also provides us with opportunities to market those services our clients will need in the post start-up and commissioning phases of a plant, such as operations and maintenance services. This model, however, does not preclude us from undertaking discrete projects. We will accept and perform discrete projects for our clients if we can negotiate acceptable pricing and other contract terms and conditions.

Closely linked to our relationship-based business model is our multidomestic geographic strategy for conducting business around the world. As part of this strategy, we act and operate as a local contractor in geographic areas of the world in which we do business. We believe it is important for us as a company to "be local" with respect to our network of offices and operations. Because our offices can generally sustain themselves with a base load of local work, we're able to support our multinational clients with their cross-border capital projects. Our core clients can depend on us for assistance with their engineering and construction needs when they move projects around the world. Our multidomestic strategy also allows us to be competitive around the world to the extent we are awarded large projects and are able to perform meaningful portions of the project utilizing local resources rather than exporting the work to other offices within the group.

Cost Control

Our continual emphasis on cost control is an important component of our business model. As the global economy expands and companies providing technical, professional, and construction services are required to compete against each other across geographic boundaries, the company that can provide its clients with cost efficient solutions to their project needs has the advantage. Our attention to cost control throughout every level of our organization allows us to deliver superior technical, professional, and construction services safely, efficiently, and within the cost and time parameters our clients require.

Organizational Structure

Our organizational structure and integrated system for delivering services is another key component of our business strategy. Our operating units generally use a matrix organizational structure whereby our project management functions are supported by the various technical engineering, design, and construction disciplines that are necessary to effectively execute long-term engineering and construction contracts. Crucial functions, such as project controls and procurement, are embedded within each of our major offices and serve operations by providing specialized services required by projects. In addition, we actively employ a boundaryless approach to the way we serve our clients. We do not maintain "profit centers" within the Company, nor do our operating groups compete against each other for contracts. Instead, our organizational structure encourages our operating groups to work cohesively, while simultaneously helping to reduce costs and promote an efficient delivery system for all of our services.

The Role of Acquisitions in Our Business Strategy

Our relationship-based business model is a significant driver of our acquisition strategy. When we review potential acquisition targets, we are conscious of the effect the acquisition may have on our client base. We favor acquisitions that allow us to expand or enhance the range of services we provide existing clients, and/or gain access to new geographic areas in which our clients either already operate or plan to expand. By expanding into new geographic areas and adding to our existing technical and project management capabilities, we strive to position ourselves as a preferred, single-source provider of technical, professional, and construction services to our major clients. The following is a brief description of some of our recent key acquisitions:

- In April 2007, we acquired Edwards and Kelcey, Inc. ("Edwards and Kelcey"). Edwards and Kelcey was a nationally recognized engineering, design, planning, and construction management firm serving public and private clients in the fields of transportation, planning/environmental, communications technology, buildings/facilities, and land development. Headquartered in Morristown, New Jersey, Edwards and Kelcey employed approximately 1,000 people in offices located primarily in the Northeastern region of the United States ("U.S."). The primary purpose for acquiring Edwards and Kelcey was to expand our infrastructure business in the U.S.
- In November 2007, we acquired Carter & Burgess, Inc. ("Carter & Burgess"). Headquartered in Fort Worth, Texas, Carter & Burgess was an approximately 3,200-person professional services firm providing architecture, engineering, design, and planning services to public and private sector clients operating in the fields of transportation, water, infrastructure programs, building programs, land development, and planning. The primary purpose for acquiring Carter & Burgess was to expand our infrastructure and facilities business in the U.S.
- In March 2008 we acquired a 60% interest in Zamel & Turbag Consulting Engineers ("Zate"). Located in Saudi Arabia, Zate was an approximately 500-person professional services firm providing engineering and construction management services to clients operating in the oil & gas, refining, and chemicals industries. The primary purpose for acquiring Zate was to expand our business in the Middle East.
- In December 2009, we acquired TYBRIN Corporation ("TYBRIN"), a 1,500-person professional services firm headquartered in Fort Walton Beach, Florida. Founded in 1972, TYBRIN is a leading supplier of mission planning solutions, systems engineering, software development, modeling and combat environment simulation, engineering and testing, range safety, and other services to the U.S. Department of Defense ("DoD"), the National Aeronautics and Space Administration ("NASA"), and other government clients. The primary purpose for acquiring TYBRIN was to expand our professional services business with the U.S. federal government.
- In February 2010, we acquired Jordan, Jones and Goulding, Inc. ("JJG"), a 500-person professional services firm headquartered in Atlanta, Georgia. Founded in 1958, JJG provides engineering, planning, and consulting services for water, wastewater, environmental and other clients. The primary purpose for acquiring JJG was to expand the Company's capabilities in the North American areas of water and wastewater.
- In October 2010, we acquired TechTeam Government Solutions, Inc. ("TechTeam"), formerly a wholly-owned subsidiary of TechTeam Global, Inc. TechTeam is a 500-person information technology ("IT") solutions company that provides support to U.S. federal, state and local government agencies, including the United States Department of Homeland Security, U.S. Army and U.S. Army Corps of Engineers. The firm's core competencies include systems integration, enterprise application integration, ERP implementation support, IT infrastructure support, network operations management, and call center operations. The primary purpose for acquiring TechTeam was to expand the Company's IT, modeling, and simulation services capabilities with the U.S. federal government.
- In October 2010 we acquired Sula Systems Ltd ("Sula"), a 70-person professional services firm headquartered in Gloucestershire, England. Founded in 1996, Sula provides systems engineering and technical services on large, complex programs and projects to clients in the United Kingdom ("U.K.")'s defense and aerospace markets. Sula is also involved in a number of major defense programs in areas such as armored vehicles, complex weapons, test and evaluation, submarine nuclear propulsion, and capability and network level systems engineering. Sula also provides services relating to civil airliners and space-based subsystems. The primary purpose for acquiring Sula was to expand the Company's position in the defense and aerospace markets.

In any particular year, we will also make smaller acquisitions as opportunities arise.

Services Provided

As described above, the services we provide generally fall into the following four broad categories: Project Services; Process, Scientific, and Systems Consulting services; Construction services; and Operations and Maintenance services. The scope of services we can provide our clients, therefore, range from consulting and conceptual design services (which are often required by clients in the very early stages of a project) to complete, single-responsibility, design-build-operate contracts.

The following table sets forth our revenues from each of our four service categories for each of the last five fiscal years (in thousands of dollars):

	2010 (a)	2009	2008	2007	2006
Project Services	$4,224,898	$ 4,644,043	$ 5,128,456	$3,828,179	$2,894,293
Process, Scientific and Systems Consulting	888,405	894,446	770,223	597,116	482,344
Construction (a)	3,747,995	4,763,640	4,239,439	2,990,177	3,239,613
Operations and Maintenance	1,080,113	1,165,247	1,114,041	1,058,498	805,020
	$9,941,411	$11,467,376	$11,252,159	$8,473,970	$7,421,270

(a) Before the effects of the SIVOM Judgment (refer to Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations*, below, for a description of this matter and its effects on the Company's fiscal 2010 Consolidated Financial Statements, as well as for a reconciliation to the Company's fiscal 2010 consolidated results of operations in accordance with U.S. GAAP).

Project Services

We employ all of the engineering, design, architectural, and related disciplines necessary to design and engineer modern process plants (including projects for clients in the chemicals and polymers; pharmaceuticals and biotechnology; upstream oil & gas; refining; food and consumer products; and basic resources industries); buildings (including facilities for clients in the health care; education; and criminal justice markets, as well as other specialized buildings for clients in the private sector); infrastructure projects (including highways, roads, bridges, and other transportation systems; water and wastewater treatment plants; water resources facilities; and other similar plants and facilities); technology and manufacturing facilities (for clients in the aerospace; automotive; defense; semiconductor; and electronics industries); consumer products manufacturing facilities; power plants and stations; pulp and paper plants; and other facilities. We also employ many of the requisite scientific, technical, and program management capabilities necessary to provide program integration, testing, and evaluation services for clients in the defense and aerospace industries; for the DoD in support of information systems for weapons acquisition centers; for NASA for aerospace, testing, and propulsion systems and facilities; and for various other agencies of the U.S. federal government in support of environmental programs.

We are capable of providing our clients with a variety of value engineering services including "safety in design". Through safety in design we integrate best practices, hazard analysis, and risk assessment methods early in the design phase of projects, taking those steps necessary to eliminate or mitigate injury and damage during the construction, start-up, testing and commissioning, and operations phases of a project.

In the area of construction management, we provide our clients with a wide range of services as an agent for our clients. We may act as the program director, whereby we oversee, on the owner's behalf, the complete planning, design, and construction phases of the project. Alternatively, our services may be limited to providing construction consulting.

Also included in the category of Project Services are certain related services (such as planning, scheduling, procurement, estimating, cost engineering, project accounting, and quality and safety) necessary to support our engineering, design, construction, construction and program management, operations and maintenance, and consulting services.

Process, Scientific and Systems Consulting

We employ all of the professional and technical skills and expertise with respect to a broad range of consulting services including: performing pricing studies, market analyses, and financial projections necessary in determining the feasibility of a project; performing gasoline reformulation modeling; analyzing and evaluating layout and mechanical designs for complex processing plants; analyzing automation and control systems; analyzing, designing, and executing biocontainment strategies; developing and performing process protocols with respect to the U.S. Food and Drug Administration-mandated qualification and validation requirements; providing consultation on proposed railway and airport expansion projects; and performing geological and metallurgical studies.

Also included in this service category are the revenues relating to professional and program management services required to assist clients (such as the U.S. federal government and its agencies) in a wide range of defense and aerospace related programs. Such services typically are more technical and scientific in nature than other project services we provide, and may involve such tasks as supporting the development and testing of conventional weapons systems; weapons modeling and simulations; computer systems development, maintenance, and support; evaluation and testing of mission-critical control systems; and other highly technical programs and tasks.

Construction

We provide traditional field construction services to private and public sector clients in virtually all of the industry groups and markets to which we provide project services. In the area of environmental remediation and restoration, we provide environmental remedial construction services for a variety of public and private sector clients. We also provide many of our clients with modular construction technology. Our modular construction technology is an advanced form of engineering and design, off-site fabrication and assembly, and field erection. It provides our clients with an alternative approach to traditional methods of engineering and construction, which can compress and shorten the construction schedule, reduce risk, and lower costs.

Historically, our field construction activities were focused primarily on those construction projects for which we perform much of the related engineering and design work. By focusing our construction efforts on such projects, we minimize the risks associated with constructing complex plants and facilities based on designs prepared by third parties. The financial risk to us of constructing complex plants and facilities based on designs prepared by third parties may be particularly significant on fixed-price contracts; therefore, we generally avoid this type of project. However, we will pursue construction-only projects when we can negotiate pricing and other contract terms we deem acceptable and which we believe will result in a fair return for the degree of risk we assume.

Operations and Maintenance ("O&M")

O&M generally refers to all of the tasks required to operate and maintain large, complex facilities on behalf of clients. We can provide key management and support services over all aspects of the operations of a facility, including managing subcontractors and other on-site personnel. Within the environmental area, O&M often includes engineering and technical support services as well as program management services necessary to remediate contaminated sites. Within the aerospace and defense areas, O&M often requires us to provide the management and technical support services necessary to operate and maintain such sites as engine test facilities, weapons integration facilities, and high-tech simulation and verification centers. Such O&M contracts also frequently require us to provide facilities management and maintenance services; utilities operations and maintenance services; property management and disposition services; and construction support services.

O&M also includes process plant maintenance services, which generally involves all of the tasks required to keep a process plant (typically a refinery or chemical plant) in day-to-day operation. Such tasks could include the repair and replacement of pumps, piping, heat exchangers, and other equipment as well as "turnaround" work, which involves major refurbishment that can only be performed when the plant is shut down. Since shutdowns are expensive to the owners of the plant, turnaround work often requires maximizing the number of skilled craft personnel who can work efficiently on a project on a 24-hours-per-day, seven-days-per-week basis. We use sophisticated computer scheduling and programming to complete turnaround projects quickly, and we maintain contact with a large pool of skilled craft personnel we can hire as needed on maintenance and turnaround projects.

Although the gross profit margins that we realize from O&M services are generally lower than those associated with the other services we provide, the costs to support maintenance activities are also generally lower. Additionally, although engineering and construction projects may be of a short-term nature, O&M services often result in long-term relationships with clients. For example, we have been providing maintenance services at several major process plants within the U.S. for several decades. This aspect of maintenance services greatly reduces the selling costs in respect of such services.

Financial Information About Segments

Although we describe our business in this Annual Report on Form 10-K in terms of the services we provide, the markets in which our clients operate, and the geographic areas in which we operate, we have concluded that our operations may be aggregated into one reportable segment pursuant to accounting principles generally accepted in the U.S. In making this determination, we considered various economic characteristics of our operations including: the nature of the services we provide, the nature of our internal processes for delivering and distributing those services, and the types of customers we have. In addition to the discussion that follows, please refer to Note 14—*Segment Information* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

There is a high degree of similarity of the workforces among our service categories. For example, engineering and design services (i.e., services provided by persons who are degreed, and in certain circumstances licensed, professionals such as engineers, architects, scientists, and economists) exist in all four service categories. In addition, there is a high degree of similarity among a significant component of the workforces we employ to perform construction and O&M projects. In providing construction and O&M services, we employ a large number of skilled craft labor personnel. These may include welders, pipe fitters, electricians, crane operators, and other personnel who work on very large capital projects (in the case of projects classified within the construction services category) or on smaller capital projects (in the case of maintenance projects classified within the O&M services category).

Our operating units use a matrix organizational structure. Our results, therefore, are dependent on groups representing technical disciplines (e.g., electrical engineering, mechanical engineering, cost engineering, etc.) supporting project management personnel (who maintain the relationship between us and our clients, and who are ultimately responsible for delivering projects to our clients safely, on time, and on budget). Additionally, all of our operating regions and divisions use common tools, policies, and procedures to manage and run their respective units. These include project review meetings, project performance evaluations, and project execution plans.

The use of technology throughout our organization is highly uniform. Whether it is computer aided design and drafting ("CADD") applications used by our engineering and design staff, or modeling programs used by the scientific and consulting staff, or scheduling, estimating, and cost control applications used by home-office personnel in support of our construction and maintenance activities, all of the service categories described above are equally affected by changes in technology as they occur in the economy at large.

Furthermore, the types of information and internal reports used by management to monitor performance, evaluate results of operations, allocate resources, and otherwise manage the business support a single reportable segment. Accordingly, based on these similarities, we have concluded that our operations may be aggregated into one reportable segment for purposes of the disclosures included in this Annual Report on Form 10-K.

Industry Groups and Markets

We market our services to all clients where the scope of work required by their capital projects and programs is within our expertise. We offer full-service consulting, planning, engineering, architecture, design, construction field services, construction management, modular fabrication, procurement, project management, asset management, operations and maintenance services to our clients worldwide. Within each market, we may offer specialty services unique to the sector or services which differentiate us from our competitors in the marketplace.

The following table sets forth our revenues from each of the various industry groups and markets in which our clients operate for each of the last five fiscal years (in thousands of dollars):

	2010 (a)	2009	2008	2007	2006
Refining—Downstream (b)	$2,876,059	$ 3,850,734	$ 3,525,838	$2,443,850	$2,208,952
National Government Programs (c)	2,314,548	2,148,668	1,784,150	1,363,564	1,097,933
Chemicals and Polymers	1,203,373	1,210,027	1,409,868	1,238,350	1,124,254
Infrastructure	938,978	933,519	935,333	681,367	546,999
Buildings (c)	869,248	793,041	900,115	573,566	556,618
Pharmaceuticals and Biotechnology	589,795	875,007	978,867	756,178	678,989
Oil & Gas—Upstream	559,492	895,284	1,102,743	890,943	546,663
Industrial and Other (a)(b)	589,918	761,096	615,245	526,152	660,862
	$9,941,411	$11,467,376	$11,252,159	$8,473,970	$7,421,270

(a) Before the effects of the SIVOM Judgment (refer to Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations*, below, for a description of this matter and its effects on the Company's fiscal 2010 Consolidated Financial Statements, as well as for a reconciliation to the Company's fiscal 2010 consolidated results of operations in accordance with U.S. GAAP).

(b) Beginning in fiscal 2010, the industry group formerly called "Energy & Refining—Downstream" has been renamed "Refining—Downstream", and revenues relating to projects for customers in the power industry have been reclassified to the category "Industrial and Other". "Industrial and Other" now includes revenues from projects for our clients operating in the power; technology and manufacturing; pulp and paper; food and consumer products; and basic resources industries, among others. Prior period information has been reclassified to conform to this new presentation.

(c) Beginning in fiscal 2010, revenues relating to buildings projects performed for the U.S. federal government have been reclassified from the "National Government Programs" industry group to the "Buildings" market. Prior period information has been reclassified to conform to this new presentation.

Refining—Downstream

Our typical refining projects range in size from several thousand dollars to multi-billion dollar facilities and include new design and construction, revamps or expansions of existing plants, turnarounds, upgrades of individual process units within refineries, and long-term maintenance services. In addition to our core services for our global refining clients, we provide process assessments, facility appraisals, feasibility studies, technology evaluations, project finance structuring and support, and multi-client subscription services. We are also a market leader in clean fuels, environmental, and compliance projects—all meeting government regulatory requirements.

Our modular construction capabilities, asset management/maintenance services, and formal client alliances help differentiate us in this industry. As a result of the close proximity of processing units in refineries when renovating or upgrading, using modular construction can decrease congestion at the construction site and can also provide enhanced safety, cost, and project execution benefits in remote locations.

In this market, we also include power generation projects within our clients' refining and processing facilities. Typical projects include simple and combined cycle power projects, industrial gas turbines, and emergency power generation stations. Services where we can offer specific assistance include procurement and commissioning of equipment.

Oil & Gas—Upstream

In the exploration and production market, many of our upstream projects are in North America, Europe, India, and the Middle East and include offshore and deepwater facilities; heavy oil processing (e.g., oil sands thermal extraction projects); oil recovery through steam injection; and gas treating, gas gathering, and gas storage projects including extraction of commercially valuable elements of the gas stream, utilizing new technologies such as Steam-Assisted Gravity Drainage ("SAGD").

Typical projects involve the design and construction of projects that recover oil and gas and include oil thermal recovery facilities either by in-situ means (steam injection or steam-assisted gravity drainage) or oil sands mining, upgraders, pipelines, gas plants, and CO_2 Flood. These are typically large projects that may involve many of our offices and normally include our Mumbai, India office as a value-added center to reduce client costs.

We are also providing substantial maintenance and modification services for aging oil and gas facilities around the world, as well as offering unique subsea engineering capabilities that will expand the Company into the subsea completion and production market. In connection with the refining market, we also provide process assessments, facility appraisals, feasibility studies, technology evaluations, project finance structuring, and support services.

National Government Programs

We categorize our National Government Programs as generally relating to aerospace and defense programs or environmental programs.

Aerospace and Defense Programs

We provide an in-depth range of science, engineering, and technical support services to the aerospace and defense industry. Long-term clients include the Ministry of Defence in the U.K., NASA, the DoD, the U.S. Special Operations Command ("USSOCOM"), and the Australian Department of Defence.

Specific to NASA is our ability to design, build, operate, and maintain highly complex facilities relating to space systems including test and evaluation facilities, launch facilities, and support infrastructure. We play an integral role for NASA in delivering support to virtually every major space program including the International Space Station; space shuttle recertification; space observatories; aerospace transportation systems; space propulsion systems; advanced materials research; and advanced research and development activities such as protein crystal growth experiments for the development of new drugs and vaccines.

Our experience in the defense sector includes military systems acquisition management and strategic planning; operations and maintenance of test facilities and ranges; test and evaluation in computer, laboratory, facility, and range environments; test facility computer systems instrumentation and diagnostics; and test facility design and build. We also provide systems engineering and integration of complex weapons and space systems, as well as hardware and software design of complex flight and ground systems.

We have been providing advanced technology engineering services to the DoD for more than 50 years, and currently support major defense programs in the United Sates and internationally. We operate and maintain several DoD test centers and provide services such as aerodynamic testing of next-generation fighter aircraft; propulsion testing for space programs; testing of the U.S. Army's next generation ground mobile weapon systems; and acquisition support for weapons systems such as air-to-air missile systems and precision guided smart weapons for high-value targets. We assist in the acquisition and development of systems and equipment for Special Operations Forces as well as the development of biological, chemical, and nuclear detection and protection systems.

We support and maintain enterprise information systems for government and commercial clients worldwide, ranging from the operation of complex computational networks to the development and validation of specific software applications. We support the DoD in a number of information technology programs including network design, integration, and support; command and control technology; development and maintenance of databases and customized applications; and security solutions.

Environmental Programs

We provide environmental investigation, permitting, restoration, remediation, engineering, and site operations services to a number of European, North American, and Middle Eastern government agencies. Our projects include hazardous and nuclear waste management and site cleanup and closure; the preparation of feasibility studies and environmental investigations; environmental design; and remediation services on several national programs, as well as compliance with various national environmental policies.

The U.K.'s mandatory climate change and energy saving program, the CRC Energy Efficiency Scheme, as well as the European Union's Energy Policy for 2011-2020, provide us tremendous opportunity to offer our carbon management, waste management, recycling, landfill, and methane emissions reduction services to our clients. In the U.S., much of our work relates to major environmental statutes, with particular emphasis on the U.S.'s Comprehensive Environmental Response Compensation and Liability Act and the Resource Conservation and Recovery Act ("CERCLA"), as well as green infrastructure over the next 10 years.

Our clients include the DoD, the U.K.'s Nuclear Decommissioning Authority ("NDA"), the U.S. Army Corps of Engineers, and the United States Air Force Center for Environmental Excellence ("AFCEE"). Some of these projects require execution of capital projects involving sustainment, repair, and modernization of military facilities and infrastructure.

Additionally, we support our clients in such areas as pollution prevention assessments; underground storage tank removal; contaminated soil and water remediation, monitoring and cleanup systems; long-term water quality management plans; and air quality planning and permitting. Much of this type of work is in support of large infrastructure projects that are underway both in Europe and in North America.

As a differentiating aspect of our support to clients, we provide asset management services in the form of long-term infrastructure operations and maintenance. This is an integral part of our services for the U.S. Department of Energy ("DoE"). Asset management also includes building closures that involve deactivation, decommissioning, and demolition of government facilities.

Chemicals and Polymers

The types of projects we execute for our clients operating in the chemical and polymers industries include feedstock synthesis, chemical synthesis, and polymerization. This includes high-pressure processes to produce industrial chemicals and low-pressure, multi-product processes to produce specialty and fine chemicals. We have extensive knowledge of and experience with advanced polymerization reactors and state-of-the-art, post-reactor processing techniques to help bring new products and new facilities to market quickly and economically. One of our areas of focus, due to high feedstock costs, is gasification to produce the feeds for chemicals and fertilizers.

Our clients in this sector focus on safety, reliability, and maintainability to keep operating costs down. To support this initiative, we apply best practices on capital and maintenance work by leveraging resources within our alliances and partnerships that in some cases involve more than 25 chemical facilities for one owner. As these multi-site relationships increase in magnitude, the range of services we can provide our clients broadens and varies from providing on-site planning and basic engineering services to completing an entire capital improvement program.

Our goal is to guide and assist our chemical clients from planning and concept to a constructed and operating chemical facility. Specialty services we provide to our clients in these industries include project finance structuring, market analysis, facility appraisal, and procurement with global inspection capabilities as a value-add to our core services.

Another important aspect of serving our clients in the chemicals business is in the area of field services. We have contracts with major chemical producers worldwide to provide construction, on-site maintenance, and turnaround activities. Many of these contracts are evergreen in nature, with relationships extending over many years due to our focus on safety, value, and client satisfaction and lead us to numerous formal alliances.

Pharmaceuticals and Biotechnology

As companies in this industry continue to experience pressure to decrease product time-to-market, reduce costs, and increase return on investment, the types of services we provide have grown over the years to include modular construction, as well as consulting and strategic planning to help our clients complete capital projects faster and more efficiently. We are leaders in applying LEAN execution techniques to capital project execution. As an example, we increased our efforts to integrate commissioning and validation services, helping reduce the amount of time required to introduce a new drug into the marketplace.

We provide our pharmaceuticals and biotechnology clients single-point consulting, engineering, procurement, construction management, and validation ("EPCMV") project delivery, enabling us to execute the industry's largest capital programs on a single-responsibility basis. Typical projects in this sector include laboratories, research and development facilities, pilot plants, bulk active pharmaceutical ingredient production facilities, full-scale biotechnology production facilities, and secondary manufacturing facilities.

Regulatory compliance, state-of-the-art technology, and increased efficiencies are critical issues to our clients in these industries. Such technology and knowledge encompasses containment, barrier technology, locally-controlled environments, building systems automation, and off-the-site design and fabrication of facility modules. We also bring such expertise as vaccine production and purification and aseptic processing.

In addition to providing our core services, we rely on our programming, target concept design, 3-D visualization capabilities, project controls, and automation capabilities to provide value to our clients. This enables us to better transition projects from the planning phase through engineering, construction, start-up, commissioning, and validation phases as economically and efficiently as possible.

As new product discovery and development drives capital spending, our multi-domestic structure, as well as formal alliances and preferred provider agreements, enhances our ability to act as a program partner, help clients effectively manage their strategic investments, and deliver their capital programs worldwide.

Infrastructure

Our strength in this industry segment includes transportation, transit, aviation, water and wastewater, and civil construction projects throughout North America, Europe, the Middle East, and Asia. Representative clients include national government departments and agencies in the U.S. and the U.K.; state departments of transportation within the U.S.; other regional and local agencies; and private industry freight transport firms. In addition, we are growing our markets in the Middle East and Asia.

Transportation infrastructure development and rehabilitation is a core competency of our infrastructure business. Our systems include alternative delivery methods such as design-build, public-private funding ventures, and enterprise management options. Typical projects include highways, bridges, transit, tunnels, airports, railroads, intermodal facilities, and maritime or port projects where our interdisciplinary teams work independently or as an extension of the client's staff. We also help shape this market by providing program advisory services relating to public-private partnerships and tollways that result in improving mobility within a region's existing infrastructure with limited traditional transportation funding. Providing alternative financing methods has also proven successful in Europe where there is privatization of public infrastructure systems.

We have a long history of serving international, regional, and municipal airports, as well as air carriers and military installations. While the aviation industry has faced pressure over recent years, our knowledge of air and landside design and technology, our ability to develop sustainable (green) programs, and our depth and breadth of expertise help our aviation clients streamline operations and reduce operating and maintenance costs.

In water infrastructure, we help public and private sector clients develop or rehabilitate critical water resource systems. By integrating water, wastewater, air quality, and waste remediation experience, we provide these clients with the comprehensive expertise needed to deliver complex programs. Clients include regional wastewater treatment agencies, flood control agencies, manufacturers and utilities, local water suppliers, and military installations. We continue to develop water/wastewater conveyance systems and water flood defense projects. We have developed micro-tunneling ("trenchless technology") as a primary service and successfully applied this specialized process to such projects as water and utility distribution systems and pipelines.

Buildings

Our diversified client base encompassing both public and private sectors throughout the United States, many parts of Europe, and the Middle East relates primarily to institutional, commercial, government, and corporate buildings, including projects at many of the world's leading medical and research centers and universities. We focus our efforts and resources in areas where capital spending initiatives drive demand and where changes and advances in technology require innovative, value-adding solutions.

We have specific capabilities in energy and power, master planning, and commissioning for office headquarters, aviation facilities, mission-critical centers, municipal and civic buildings, courts and correctional facilities, retail, mixed-use and commercial centers, healthcare and education campuses, and recreation complexes, including some of the most high-profile entertainment facilities. We also specialize in the management of large national roll-out store and distribution center programs for top, publicly-traded retailers.

Of particular significance is our growing success in applying our diversified technical skill base to both public and private sector clients requiring complete program management. Such contracts typically involve providing technical, professional, and construction services over multiple years to clients with whom we have long-standing relationships and tenure of successful service, including alliance or framework programs. We also provide integrated facility management services for which we (often through joint ventures with third parties) assume full responsibility for the ongoing operation and maintenance of entire commercial or industrial complexes on behalf of the client.

Advanced technology clients require highly-specialized buildings in the fields of medical research, nano science, biotechnology, and laser sciences. We offer total integrated design and construction management solutions to these projects, many of which are world leaders in their function.

Our national building projects include large, multi-year government building programs in the U.S. and Europe including renovating and modernizing terminal radar control centers, air traffic control towers, and other aviation facilities; planning and design services for offices, data centers and mission control facilities; and support for complex government-sponsored laboratory and research facilities.

U.S. government agencies we serve include the Federal Aviation Administration ("FAA"); the General Services Administration ("GSA"); the Internal Revenue Service ("IRS"); the U.S. Departments of State, Treasury, Agriculture, Homeland Security, and Defense; and the Army National Guard, among others. In the U.K., we are leading the Custodial Services' project management delivery program to upgrade the U.K. prison stock and also some security-led programs such as upgrading works to the Palace of Westminster and some Regional Police Authorities.

We are providing our full range of services to the DoD on military family housing; quality of life projects; training, maintenance, and readiness facilities; and command and control centers, as well as military facilities supporting the DoD's global re-basing program, the 2005 Base Realignment and Closure ("BRAC") program.

Power, Pulp & Paper, High Tech, Food and Consumer Products

We provide a broad range of services to our power; pulp and paper; high technology manufacturing; food, beverage, and consumer products clients.

Power

In this market, we include power generation and cogeneration projects for the energy supply industry. Typical projects include simple and combined cycle power projects, cogeneration power plants, aeroderivative and industrial gas turbines, and emergency power generation stations. Services where we can offer specific assistance include procurement and commissioning of equipment.

Pulp and Paper

The pulp and paper industry has been consolidating for many years and several of the traditional pulp and paper clients have emerged as major consumer product companies. These clients have created new opportunities for us in non-traditional areas, such as wall board plants and facilities that manufacture diapers and feminine care products. Typical projects range from small mill projects to complex, multi-million-dollar paper machine rebuilds, mill expansions, and the construction of new facilities.

Pulp and paper projects encompass many areas of a mill, including pulping and bleaching, papermaking, chemical recovery, material handling, effluent treatment, and power and steam generation. In the area of papermaking, our expertise includes tissue and towel, coated and uncoated fine papers, newsprint, and linerboard. Our expertise also includes the converting and packaging of paper products for distribution and consumer use. We have been instrumental in designing and installing state-of-the-art facilities for recycled fiber, de-inking, and pulp bleaching.

Our pulp and paper capability extends through our offices in the U.S., U.K., France, Spain, Italy, and Mexico to clients worldwide. A significant portion of our work consists of assisting our clients in their compliance with environmental regulations and standards that affect the pulp and paper industry. We monitor all of the key environmental regulations affecting our clients and offer services including compliance studies, permitting support, and design of pollution control systems. We also assist with complete permitting services, including associated air modeling, as well as compliance services regarding air pollutant standards and hazardous air pollutant emission limits from industrial boilers for our pulp and paper clients.

Technology and Manufacturing

We provide our core services for a variety of high tech manufacturing and test facilities, particularly for clients in the automotive and industrial industries.

We are a leader in providing support to automotive manufacturers and component suppliers for the supply of testing services and the management of test assets. Typical automotive projects range from conceptual design and feasibility studies to complete design-build programs of: aero-acoustic wind tunnels, engine test facilities, acoustic enclosures, transmission test stands; powertrain, environmental, emissions, altitude, and electromagnetic compatibility test facilities; in-line and end-of-line component test stands; and computer-based measurement and control systems.

We also provide our services for advanced technology and research facilities, including facilities supporting research in fusion and fission energy, nanoscale materials, and high-powered lasers and x-rays to support important research activities in the United States, Europe, and the U.K.

We also perform projects for clients operating in the semiconductor industry. Projects in the semiconductor industry are typically more complex than many other commercial facilities, requiring a greater emphasis on cleanroom and similar high-end technologies. Our projects range from on-site plant engineering and tool hook-ups to multi-million dollar state-of-the-art wafer fabrication and crystal growing facilities used to produce solar energy cells, microprocessors for computers, and other consumer electronic devices.

Food, Beverage and Consumer Products

Influenced by discerning, health-conscious consumers with increased awareness of nutrition and wellness, and as a result of growth in the industry, our clients are responding to consumer demands in Asia, Europe, and North America, as well as in certain developing countries. Producers are responding with innovation and renovation of core products, which is driving investments for new plants and retrofitting of existing ones.

As a leading provider to the entire food, beverage, and consumer products supply chain, our global presence and capabilities allow us to help our clients with targeted expansion and new investments. Our food processing services include hygienic design, clean-in-place ("CIP") systems, heat transfer systems, material handling of liquids and solids, refrigeration, and complying government requirements.

The need to efficiently deliver the right consumer products at the right time remains critical to our clients. From facility design to raw materials processing to converting, packaging, and distribution, our vast depth of expertise helps our clients do just that. Our knowledge of food and beverage processing results in plants that are productive, efficient, and economical.

Our clients are global and diverse, including chicken and meat processors, beer and soda companies, chocolate and candy makers, healthcare product companies, and major food manufacturers and distributors.

Backlog

Backlog represents the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to us. With respect to operations and maintenance ("O&M") contracts, however, we include in backlog the amount of revenues we expect to receive for only one succeeding year, regardless of the remaining life of the contract. For national government programs (other than U.S. federal O&M contracts), our policy is to include in backlog the full contract award, whether funded or unfunded, excluding option periods. In accordance with industry practice, substantially all of our contracts are subject to cancellation, termination, or suspension at the discretion of the client. In addition, the contracts in our backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the contracts. Our backlog includes expected revenues for contracts that are based on estimates. For information regarding our backlog, refer to Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations*, below.

Significant Customers

The following table sets forth the percentage of total revenues earned directly or indirectly from agencies of the U.S. federal government for each of the last five fiscal years:

2010	2009	2008	2007	2006
25.4%	20.3%	16.8%	16.6%	16.4%

It is uncommon for a commercial customer to contribute 10% or more of the Company's total revenues. On occasion, however, we will perform a number of field services projects for a single customer in the same fiscal year which, primarily because of the amount of pass-through costs (discussed below) that is included in revenue, will cause total revenue from that customer to exceed 10% of total consolidated revenues. For the fiscal year ended October 2, 2009 revenues earned from Motiva Enterprises LLC accounted for 12.2% of total consolidated revenues and for the fiscal year ended September 29, 2006 revenues earned from Valero Energy Corporation accounted for 10.2% of total consolidated revenues.

Financial Information About Geographic Areas

Selected financial information regarding the geographic areas in which we operate is included in Note 14—*Segment Information* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Contracts

While there is considerable variation in the pricing provisions of the contracts we undertake, our contracts generally fall into three broad categories: cost-reimbursable, fixed-price, and guaranteed maximum price. The following table sets forth the percentages of total revenues represented by these types of contracts for each of the last five fiscal years:

	2010	2009	2008	2007	2006
Cost-reimbursable	86%	85%	86%	88%	90%
Fixed-price	13	14	12	10	9
Guaranteed maximum price	1	1	2	2	1

In accordance with industry practice, most of our contracts (including those with the U.S. federal government) are subject to termination at the discretion of the client. In such situations, our contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of termination.

When we are directly responsible for engineering, design, procurement, and construction of a project or the maintenance of a client's plant or facility, we reflect the costs of materials, equipment, and subcontracts in both revenues and costs. On other projects, where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not reflected in either revenues or costs. The following table sets forth the approximate amount of such pass-through costs included in revenues for each of the last five fiscal years (in millions of dollars):

2010	2009	2008	2007	2006
$2,723.3	$4,017.0	$3,517.4	$2,746.7	$2,680.7

Cost-Reimbursable Contracts

Cost-reimbursable contracts generally provide for reimbursement of costs incurred plus an amount of profit. The profit element may be in the form of a simple mark-up applied to the labor costs incurred or it may be in the form of a fee, or a combination of a mark-up and a fee. The fee element can also take several forms. The fee may be a fixed amount as specified in the contract; it may be an amount based on a percentage of the costs incurred; or it may be an incentive fee based on targets, milestones, or performance factors defined in the contract. In general, we prefer cost-reimbursable contracts because we believe the primary reason for awarding a contract to us should be our technical expertise and professional qualifications rather than price.

Fixed-Price Contracts

Fixed-price contracts include both "lump sum bid" contracts and "negotiated fixed-price" contracts. Under lump sum bid contracts, we typically bid against other contractors based on specifications the client furnishes. This type of pricing presents certain inherent risks, including the possibility of ambiguities in the specifications received, problems with new technologies, and economic and other changes that may occur over the contract period. Additionally, it is not unusual for lump sum bid contracts to lead to an adversarial relationship with clients, which is contrary to our relationship-based business model. Accordingly, lump sum bid contracts are not our preferred form of contract. In contrast, under a negotiated fixed-price contract, we are selected as the contractor first and then we negotiate a price with our client. Negotiated fixed-price contracts frequently exist in single-responsibility arrangements where we perform some portion of the work before negotiating the total price of the project. Thus, although both types of contracts involve a firm price for the client, the lump sum bid contract provides the greater degree of risk to us. However, because of economies that may be realized during the contract term, both negotiated fixed-price and lump sum bid contracts may offer greater profit potential than other types of contracts. Over the past five years, most of our fixed-price work has been either negotiated fixed-price contracts or lump sum bid contracts for project services, rather than turn-key construction.

Guaranteed Maximum Price Contracts

Guaranteed maximum price contracts are performed in the same manner as cost-reimbursable contracts; however, the total actual cost plus the fee cannot exceed the guaranteed price negotiated with the client. If the total actual cost of the contract exceeds the guaranteed maximum price, then we will bear at least some, if not all, of the excess. In those cases where the total actual cost and fee are less than the guaranteed price, we will often share the savings on a predetermined basis with the client. These contracts are not our preferred form of contract because we believe they often contribute to an adversarial relationship with clients, which is contrary to our relationship-based business model.

Competition

For information regarding the competitive conditions in our business, please refer to Item 1A—*Risk Factors*, below.

Employees

At October 1, 2010, we had approximately 38,500 full-time, staff employees (including contract staff). Additionally, as of October 1, 2010, there were approximately 13,700 persons employed in the field on a project basis. The number of field employees varies in relation to the number and size of the maintenance and construction projects in progress at any particular time.

Available Information

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room located at 100 F Street N.E., Washington, D.C., 20549. In order to obtain information about the operation of the Public

Reference Room, a person may call the SEC at 1-800-732-0330. The SEC also maintains a site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website is http://www.sec.gov. You may also read and download the various reports we file with, or furnish to, the SEC free of charge from our website, http://www.jacobs.com.

Item 1A. RISK FACTORS

Construction and maintenance sites are inherently dangerous workplaces. If we fail to maintain safe work sites, we can be exposed to significant financial losses as well as civil and criminal liabilities.

Construction and maintenance sites often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On many sites we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement such procedures or if the procedures we implement are ineffective, our employees and others may become injured. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our clients, and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition, and results of operations.

In addition, our projects can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain functional groups whose primary purpose is to ensure we implement effective health, safety, and environmental ("HSE") work procedures throughout our organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject us to liability.

Our safety record is critical to our reputation. Many of our clients require that we meet certain safety criteria to be eligible to bid for contracts and many contracts provide for automatic termination or forfeiture of some or all of our contract fees or profit in the event we fail to meet certain measures. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our business, financial condition, and results of operations.

Negative conditions in the credit and financial markets could impair our ability to operate our business, implement our acquisition strategy, and access our cash and short-term investments.

Although we finance much of our operations using cash provided by operations, at times we depend on the availability of credit to grow our business and to help fund business acquisitions. In addition, some of our clients depend of the availability of credit to help finance their capital projects. Due to the continuing instability of the credit markets in the U.S. and abroad, the availability of credit has continued to be relatively difficult or expensive to obtain in spite of government efforts to increase liquidity and hold or reduce interest rates. This situation could negatively impact our clients' ability to fund their projects and, therefore, utilize our services, which could have a material adverse impact on our business, financial condition, and results of operations.

In addition, we are subject to the risk that the counterparties to our credit agreements may go bankrupt if they suffer catastrophic demand on their liquidity that will prevent them from fulfilling their contractual obligations to us. We also routinely enter into contracts with counterparties including vendors, suppliers, and subcontractors that may be negatively impacted by events in the credit markets. If those counterparties are unable to perform their obligations to us or our clients, we may be required to provide additional services or make alternate arrangements with other parties to ensure adequate performance and delivery of services to our clients. These circumstances could also lead to disputes and litigation with our partners or clients, which could have a material adverse impact on our reputation, business, financial condition, and results of operations.

In addition, we typically bill our clients for our services in arrears and are, therefore, subject to our clients delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a diminution in our clients' access to the credit markets. If one or more clients delays in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse impact on our liquidity, financial condition, and results of operations.

Furthermore, our cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in North America, Europe, and Asia. Some of our accounts hold deposits in amounts that exceed available insurance. Although none of the financial institutions in which we hold our cash and investments have gone into bankruptcy or forced receivership, or have been seized by their governments, there is a risk that this may occur in the future. If this were to occur, we would be at risk of not being able to access our cash which may result in a temporary liquidity crisis that could impede our ability to fund operations.

Our vulnerability to the cyclical nature of the markets in which our clients operate is exacerbated during economic downturns.

We provide technical, professional, construction, and O&M services to clients operating in a number of markets including oil and gas exploration, production, and refining; programs for various national governments, including the U.S. federal government; chemicals and polymers; pharmaceuticals and biotechnology; infrastructure; buildings; and other, general industrial and consumer businesses and markets (such as technology and manufacturing; pulp and paper; food and consumer products; and mining and minerals). These markets and the resulting demand for our services have been, and we expect will continue to be, cyclical and subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions and changes in client spending, particularly during periods of economic uncertainty.

Current global economic conditions have negatively impacted our clients' ability and willingness to fund their projects. They have also caused our clients to reduce their capital expenditures, alter the mix of services purchased, seek more favorable price and other contract terms, and otherwise slow their spending on our services. For example, the precipitous increase in crude oil prices followed by their collapse in calendar year 2008 caused several of our clients operating in the upstream oil and gas market to re-examine a number of their large capital projects, which resulted in delays and cancellations of contracts previously awarded to us. In the public sector, declines in state tax revenues as well as other economic declines may result in lower state and local government spending. These conditions have reduced the demand for our services, which has had a significant negative impact on our business and results of operations.

Current economic conditions also make it extremely difficult for our clients, our vendors, and us to accurately forecast and plan future business activities and could cause businesses to continue to slow spending on our services. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery worldwide or in our clients' markets. In addition, our business has traditionally lagged recoveries in the general economy and, therefore, may not recover as quickly as the economy at large. A continuation or worsening of current weak economic conditions or a reduction in government spending could have a material adverse impact on our business, financial condition, and results of operations.

Regardless of economic or market conditions, investment decisions by our customers may vary by location or as a result of other factors like the availability of labor or relative construction cost. Because we are dependent on the timing and funding of new awards, we are therefore vulnerable to changes in our clients' markets and investment decisions. As a result, our past results have varied considerably and may continue to vary depending upon the demand for future projects in the markets and the locations in which we operate.

Fluctuations in commodity prices may affect our customer's investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards.

Commodity prices can affect our customers in a number of ways. For example, for those customers that produce commodity products such as oil, gas, copper, or fertilizers, fluctuations in price can have a direct effect on their profitability and cash flow and, therefore, their willingness to continue to invest or make new capital investments. To the extent our customers defer new investments or cancel or delay existing projects, the demand for our services decreases, which may have a material adverse impact on our business, financial condition, and results of operations.

Commodity prices can also strongly affect the costs of projects. Rising commodity prices can negatively impact the potential returns on investments that are planned, as well as those in progress, and result in customers deferring new investments or canceling or delaying existing projects. Cancellations and delays have affected our past results and may continue to do so in significant and unpredictable ways and could have a material adverse impact on our business, financial condition, and results of operations.

Our continued success is dependent upon our ability to hire, retain, and utilize qualified personnel.

The success of our business is dependent upon our ability to hire, retain, and utilize qualified personnel, including engineers, architects, designers, craft personnel, and corporate management professionals who have the required experience and expertise. From time to time, it may be difficult to attract and retain qualified individuals with the expertise and in the timeframe demanded by our clients. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire and retain qualified personnel.

In addition, as some of our key personnel approach retirement age, we need to have appropriate succession plans in place and to successfully implement such plans. If we cannot attract and retain qualified personnel or effectively implement appropriate succession plans, it could have a material adverse impact on our business, financial condition, and results of operations.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur cost resulting from excess staff, reductions in staff, or redundancy of facilities that could have a material adverse impact on our business, financial conditions, and results of operations.

The outcome of pending and future claims and litigation could have a material adverse impact on our business, financial condition, and results of operations.

The nature of our business sometimes results in clients, subcontractors, and vendors presenting claims to us for, among other things, recovery of costs related to certain projects. Similarly, we occasionally present change orders and other claims to our clients, subcontractors, and vendors. If we fail to document properly the nature of our claims and change orders or are otherwise unsuccessful in negotiating reasonable settlements with our clients, subcontractors, and vendors, we could incur cost overruns, reduced profits or, in some cases, a loss for a project. Additionally, irrespective of how well we document the nature of our claims and change orders, the cost to prosecute and defend claims and change orders can be significant.

We are a party to litigation in the normal course of business. Most litigation with which we are involved as a defendant relates to workers' compensation, personal injury, environmental, employment/labor, professional liability, and similar matters. We can be exposed to claims and litigation if, for example, there is a failure at any of the projects for which we have provided engineering or other services. Such claims could relate to, among other things, personal injury, loss of life, business interruption, property damage, pollution, and environmental damage and be brought by our clients or third parties, such as those who use or reside near our clients' projects. We can also be exposed to claims if we agreed that a project will achieve certain performance standards and those standards are not met. In many of our contracts with clients, subcontractors, and vendors, we agree to retain or assume potential liabilities for damages, penalties, losses, and other exposures relating to projects that could result in claims that greatly exceed the anticipated profits relating to those contracts.

We maintain insurance coverage for various aspects of our business and operations. Our insurance programs have varying coverage limits and maximums. In addition, we have elected to retain a portion of losses that may occur through the use of various deductibles, limits, and retentions under these programs. As a result, we may be subject to future liability for which we are only partially insured, or completely uninsured. Our insurers are also subject to business risk and, as a result, one or more of them may be unable to fulfill their insurance obligations due to insolvency or otherwise.

Pending or future claims against us could result in professional liability, product liability, criminal liability, warranty obligations, and other liabilities which, to the extent we are not insured against a loss or our insurer fails to provide coverage, could have a material adverse impact on our business, financial condition, and results of operations.

Contracts with the U.S. federal government and other governments and their agencies pose additional risks relating to future funding and compliance.

Contracts with the U.S. federal government and other governments and their agencies are subject to various uncertainties, restrictions, and regulations including oversight audits by various government authorities and profit and cost controls. Government contracts are also exposed to uncertainties associated with funding. Contracts with the U.S. federal government, for example, are subject to the uncertainties of Congressional funding. Governments are typically under no obligation to maintain funding at any specific level, and funds for government programs may even be eliminated. As a result, our government clients may terminate our contracts for convenience or decide not to renew our contracts with little or no prior notice. Since government contracts represent a significant percentage of our revenues (those with the U.S. federal government represented approximately 25.4% of our total revenue in fiscal 2010), the loss of such contracts could have a material adverse impact on our business, financial condition, and results of operations.

In addition, since government contracts are subject to specific procurement regulations and a variety of other socio-economic requirements, we must comply with such requirements. For example, for contracts with the U.S. federal government, we must comply with the Federal Acquisition Regulation, the Truth in Negotiations Act, the Cost Accounting Standards, the Service Contract Act, and DoD security regulations. We must also comply with various other government regulations and requirements as well as various statutes related to employment practices, environmental protection, recordkeeping, and accounting. These regulations and requirements affect how we transact business with our clients and, in some instances, impose additional costs on our business operations. Government contracts also contain terms that expose us to heightened levels of risk and potential liability than non-government contracts. This includes, for example, unlimited indemnification obligations.

We also are subject to government audits, investigations, and proceedings, and so-called "qui tam" actions brought by individuals or the government under the U.S. Federal False Claims Act or under similar state and local laws. For example, government agencies routinely review and audit government contractors to determine whether allowable costs are in accordance with applicable regulations. These audits can result in adjustments to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies.

If we violate a rule or regulation, fail to comply with a contractual or other requirement or do not satisfy an audit, a variety of penalties can be imposed including monetary damages and criminal and civil penalties. In addition, any or all of our government contracts could be terminated, we could be suspended or debarred from all government contract work, or payment of our costs could be disallowed. The occurrence of any of these actions could harm our reputation and could have a material adverse impact on our business, financial condition, and results of operations.

We bear the risk of cost overruns in fixed-price and guaranteed maximum price contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

For fiscal 2010, approximately 14% of our revenues were earned under contracts that were either fixed-price or guaranteed maximum price in nature. For these contracts, we bear the risk of paying some, if not all, of any cost overruns. Under fixed-price and guaranteed maximum-price contracts, contract prices are established in part on cost and scheduling estimates that are based on a number of assumptions, including those about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies. If these estimates prove inaccurate, there are errors or ambiguities as to contract specifications, or if circumstances change due to, among other things, unanticipated technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, changes in the costs of raw materials, or our vendors' or subcontractors' inability to perform, then cost overruns may occur and we could experience reduced profits or, in some cases, a loss for that project. If the project is significant, or there are one or more issues that impact multiple projects, costs overruns could have a material adverse impact on our business, financial condition, and results of operations.

The contracts in our backlog may be adjusted, cancelled or suspended by our clients and, therefore, our backlog is not necessarily indicative of our future revenues or earnings. Additionally, even if fully performed, our backlog may not be a good indicator of our future gross margins.

As of the end of fiscal 2010, our backlog totaled approximately $13.2 billion. There is no assurance that backlog will actually be realized as revenues in the amounts reported or, if realized, will result in profits. In accordance with industry practice, substantially all of our contracts are subject to cancellation, termination, or suspension at the discretion of the client. In addition, the contracts in our backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the contracts. Our backlog includes expected revenues for contracts that are based on estimates. Projects can remain in backlog for extended periods of time because of the nature of the project and the timing of the particular services required by the project. The risk of contracts in backlog being cancelled or suspended generally increases during periods of wide-spread economic slowdowns.

Additionally, the way we perform on our individual contracts can affect greatly our gross margins and hence, future profitability. In some markets, there is a continuing trend towards cost-reimbursable contracts with incentive-fee arrangements. Typically, our incentive fees are based on such things as achievement of target completion dates or target costs, overall safety performance, overall client satisfaction, and other performance criteria. If we fail to meet such targets or achieve the expected performance standards, we may receive a lower, or even zero, incentive fee resulting in lower gross margins. Accordingly, there is no assurance that the contracts in backlog, assuming they produce the revenues currently expected, will generate gross margins at the rates we have realized in the past.

Our use of joint ventures and partnerships exposes us to risks and uncertainties, many of which are outside of our control.

As is common in the industry, we perform certain contracts as a member of joint ventures, partnerships, and similar arrangements. This situation exposes us to a number of risks, including the risk that our partners may be unable to fulfill their obligations to us or our clients. Our partners may also be unable or unwilling to provide the required levels of financial support to the partnerships. If these circumstances occur, we may be required to pay financial penalties or liquidated damages, provide additional services, or make additional investments to ensure adequate performance and delivery of the contracted services. Under agreements with joint and several liabilities, we could be liable for both our obligations and those of our partners. These circumstances could also lead to disputes and litigation with our partners or clients, all of which could have a material adverse impact on our reputation, business, financial condition, and results of operations.

In addition, we participate in joint ventures and similar arrangements in which we are not the controlling partner. In these cases, we have limited control over the actions of the joint venture. In addition, these joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. To the extent the controlling partner makes decisions that negatively impact the joint venture or internal control problems arise within the joint venture, it could have a material adverse impact on our business, financial condition, and results of operations.

We are dependent on third parties to complete many of our contracts.

Much of the work performed under our contracts is performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump-sum or a fixed-price contract, we may suffer losses on these contracts. If a subcontractor, supplier, or manufacturer fails to provide services, supplies or equipment as required under a contract for any reason, we may be required to source these services, equipment or supplies to other third parties on a delayed basis or at a higher price than anticipated, which could impact contract profitability.

In the current economic environment, third-parties may find it difficult to obtain sufficient financing to help fund their operations. The inability to obtain financing could adversely affect a third party's ability to provide materials, equipment or services which could have a material adverse impact on our business, financial condition, and results of operations.

Maintaining adequate bonding capacity is necessary for us to successfully bid on and win fixed-price contracts.

In line with industry practice, we are often required to provide performance or payment bonds to our customers. These bonds indemnify the customer should we fail to perform our obligations under the contract. If a bond is required for a particular project and we are unable to obtain an appropriate bond, we cannot pursue that project.

Historically, we have had adequate bonding capacity but, as is typically the case, the issuance of a bond is at the surety's sole discretion. In addition, because of an overall lack of worldwide bonding capacity, we may find it difficult to find sureties who will provide required levels of bonding or such bonding may only be available at significant additional cost. There can be no assurance that our bonding capacity will continue to be available to us on reasonable terms. Our inability to obtain adequate bonding and, as a result, to bid on new contracts that require such bonding could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

If we fail to comply with federal, state, local or foreign governmental requirements, our business may be adversely affected.

We are subject to U.S. federal, state, local and foreign laws and regulations that affect our business. For example, we are subject to a variety of environmental, health, and safety laws and regulations governing, among other things, discharges to air and water, the handling, storage, and disposal of hazardous or waste materials and the remediation of contamination associated with the releases of hazardous substances and human health and safety. These laws and regulations and the risk of attendant litigation can cause significant delays to a project and add significantly to its cost. Violations of regulations could subject us and our management to civil and criminal penalties and other liabilities.

Various U.S. federal, state, local, and foreign environmental laws and regulations may impose liability for property damage and costs of investigation and cleanup of hazardous or toxic substances on property currently or previously owned by us or arising out of our waste management or environmental remediation activities. These laws may impose responsibility and liability without regard to knowledge of or causation of the presence of contaminants. The liability under these laws is joint and several. We have potential liabilities associated with our past waste management and other activities and with our current and prior ownership of various properties. The discovery of additional contaminants or the imposition of unforeseen clean-up obligations at these or other sites could have a material adverse impact on our financial condition and results of operations.

When we perform our services, our personnel and equipment may be exposed to radioactive and hazardous materials and conditions. We may be subject to liability claims by employees, customers, and third parties as a result of such exposures. In addition, we may be subject to fines, penalties or other liabilities arising under environmental or safety laws. A claim, if not covered by insurance, could have a material adverse impact on our results of operations and financial condition.

Such laws, regulations and policies are reviewed periodically and any changes could affect us in substantial and unpredictable ways. Such changes could, for example, relax or repeal laws and regulations relating to the environment, which could result in a decline in the demand for our environmental services and, in turn, could negatively impact our revenue. Our failure to comply with such laws or regulations, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could adversely affect our business, financial condition and results of operations.

In addition, we and many of our clients operate in highly regulated environments, which may require us or our clients to obtain, and to comply with, federal, state, and local government permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with, or the loss or modification of, the conditions of permits or approvals may subject us to penalties or other liabilities, which could have a material adverse impact on our business, financial condition, and result of operations.

Our global operations require importing and exporting goods and technology across international borders. Although we have policies and procedures to comply with U.S. and foreign international trade laws, the violation of such laws could subject the Company and its employees to civil or criminal penalties, including substantial monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and therefore, our ability to do business.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could weaken our ability to win contracts, which could result in reduced revenues and profits.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations prohibiting bribery and other foreign corrupt practices, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting, environmental laws, and any other applicable laws or regulations. For example, we regularly provide services that may be highly sensitive or that relate to critical national security matters; if a security breach were to occur, our ability to procure future government contracts could be severely limited. The precautions we take to prevent and detect these activities may not be effective, and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, loss of security clearance, and suspension or debarment from contracting, which could weaken our ability to win contracts and result in reduced revenues and profits and could have a material adverse impact on our business, financial condition, and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition, and results of operations.

The loss of one or a few customers could have an adverse impact on us.

A few clients have in the past and may in the future account for a significant portion of our revenue and/or backlog in any one year or over a period of several consecutive years. For example, in fiscal 2010, fiscal 2009, and fiscal 2008, approximately 25.4%, 20.3%, and 16.8%, respectively, of our revenue was earned directly or indirectly from agencies of the U.S. federal government. Although we have long-standing relationships with many of our significant clients, our clients may unilaterally reduce, delay, or cancel their contracts at any time. Our loss of business from a significant client could have a material adverse impact on our business, financial condition, and results of operations.

We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted.

We face intense competition to provide technical, professional, and construction services to clients. The extent of such competition varies by industry, geographic market, and project type. For example, with respect to our construction and operations and maintenance services, clients generally award large projects to large contractors, which may give our larger competitors an advantage when bidding for these projects. Conversely, with respect to our engineering, design, architectural, and consulting services, low barriers of entry can result in competition with smaller, newer competitors. If we are unable to compete effectively, we may experience a loss of market share or reduced profitability or both, which if significant, could have a material adverse impact on our business, financial condition, and results of operations.

Our larger competitors for engineering, construction, and maintenance services for process plants include Bechtel, Fluor, Foster Wheeler, KBR, Aker Kvaerner, Technip, WorleyParsons, the Shaw Group, and AMEC. In the area of buildings, our competitors include several of the competitors previously mentioned as well as HDR, HOK, AECOM, and Turner. In the area of infrastructure, our competitors include several of the competitors previously mentioned as well as URS, Parsons Brinckerhoff, HNTB, Tetra Tech, Parsons, and W.S. Atkins. In the area of national government programs, our principal competitors include several of the competitors listed above as well as SAIC, CH2M Hill, Weston, Lockheed Martin, and Computer Sciences Corporation.

In addition to the risks discussed elsewhere in Risk Factors, our international operations are also exposed to additional risks and uncertainties including unfavorable political developments and weak foreign economies.

For fiscal 2010, approximately 30% of our revenues was earned from clients outside the U.S. Our business is dependent on the continued success of our international operations, and we expect our international operations to continue to account for a significant portion of our total revenues. At a minimum, our reported financial condition and results of operations are exposed to the effects (both positive and negative) that fluctuating exchange rates have on the process of translating the financial statements of our international operations, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. In addition, our international operations are subject to a variety of risks, including:

- Recessions in foreign economies and the impact on our costs of doing business in those countries;

- Difficulties in staffing and managing foreign operations, including logistical and communication challenges;
- Unexpected changes in foreign government policies and regulatory requirements;
- Lack of developed legal systems to enforce contractual rights;
- Renegotiation or nullification of our existing contracts;
- The adoption of new, and the expansion of existing, trade or other restrictions;
- Embargoes;
- Acts of war, civil unrest, force majeure, and terrorism;
- The ability to finance efficiently our foreign operations;
- Social, political, and economic instability;
- Expropriation of property;
- Tax increases;
- Limitations on the ability to repatriate foreign earnings; and
- U.S. government policies.

To the extent our international operations are affected by unexpected or adverse economic, political and other conditions, our business, financial condition, and results of operations may be adversely affected.

Our business strategy relies in part on acquisitions to sustain our growth. Acquisitions of other companies present certain risks and uncertainties.

Our business strategy involves growth through, among other things, the acquisition of other companies. Acquiring companies presents a number of risks, including:

- Difficulties relating to combining previously separate entities into a combined, integrated, and efficient business;
- The effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired companies;
- Assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated;
- Failure to realize anticipated benefits, such as cost savings and revenue enhancements;
- Potentially substantial transaction costs associated with business combinations;
- Potential impairment resulting from the overpayment for an acquisition;
- Difficulties relating to assimilating the personnel, services, and systems of an acquired business and to assimilating marketing and other operational capabilities; and
- Difficulties in applying and integrating our system of internal controls to an acquired business.

In addition, there is no assurance that we will continue to locate suitable acquisition targets or that we will be able to consummate any such transactions on terms and conditions acceptable to us. The current credit markets may make it more difficult and costly to finance acquisitions. Acquisitions may also bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced.

In the event we issue stock as consideration for certain acquisitions we may make, we could dilute share ownership.

One method of acquiring companies or otherwise funding our corporate activities is through the issuance of additional equity securities. Accordingly, we filed a shelf registration statement on Form S-4 on December 7, 2007. If we issue additional equity securities pursuant to this shelf registration statement or otherwise, such issuances could have the effect of diluting our earnings per share as well as our existing shareholders' individual ownership percentages in the Company.

Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock.

Our quarterly operating results may fluctuate significantly, which could have a material negative effect on the price of our common stock because of a number of factors, including:

- Fluctuations in the spending patterns of our government and commercial customers;
- The number and significance of projects executed during a quarter;
- Unanticipated changes in contract performance, particularly with contracts that have funding limits;
- The timing of resolving change orders, requests for equitable adjustments, and other contract adjustments;
- Delays incurred in connection with a project;
- Weather conditions that delay work at project sites;
- The timing of expenses incurred in connection with acquisitions or other corporate initiatives;
- Natural disasters or other crises, such as the hurricanes affecting oil-producing regions like the Gulf of Mexico;
- Staff levels and utilization rates;
- Changes in prices of services offered by our competitors; and
- General economic and political conditions.

Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

In preparing our financial statements, our management is required under accounting principles generally accepted in the U.S. to make estimates and assumptions as of the date of the financial statements. These estimates and assumptions affect the reported values of assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities. Areas requiring significant estimates by our management include:

- Recognition of contract revenue, costs, profit or losses in applying the principles of percentage of completion accounting;
- Estimated amounts for expected project losses, warranty costs, contract close-out or other costs;
- Recognition of recoveries under contract change orders or claims;
- Collectibility of billed and unbilled accounts receivable and the need and amount of any allowance for doubtful accounts;
- The amount of reserves necessary for self-insured risks;
- Accruals for estimated liabilities, including litigation reserves;
- Valuation of assets acquired, and liabilities, goodwill, and intangible assets assumed, in acquisitions;
- Valuation of stock-based compensation; and
- The determination of liabilities under pension and other post-retirement benefit programs.

Our actual business and financial results could differ from our estimates of such results, which could have a material negative impact on our financial condition and results of operations.

An impairment charge of goodwill could have a material adverse impact on our financial condition and results of operations.

Under accounting principles generally accepted in the U.S., we are required to test goodwill carried in our Consolidated Balance Sheets for possible impairment on an annual basis based upon a fair value approach, rather than amortizing it over time. As of October 1, 2010, we had $1.1 billion of goodwill, representing 23.9% of our total assets of $4.7 billion. We have chosen to perform our annual impairment reviews of goodwill at the end of the third quarter of our fiscal year. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in a reporting unit's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business, potential government actions toward our facilities, and other factors.

If the fair value of our reporting units is less than their carrying value, we could be required to record an impairment charge. The amount of any impairment could be significant and could have a material adverse impact on our financial condition and results of operations for the period in which the charge is taken. For a further discussion of goodwill impairment testing, please see Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations* below.

Rising inflation, interest rates, and/or construction costs could reduce the demand for our services as well as decrease our profit on our existing contracts, in particular with respect to our fixed-price contracts.

Rising inflation, interest rates, or construction costs could reduce the demand for our services. In addition, we bear all of the risk of rising inflation with respect to those contracts that are fixed-price and may be at risk to the effects of rising inflation with respect to those contracts that are guaranteed maximum-price. Because a significant portion of our revenues are earned from cost-reimbursable type contracts (approximately 86% during fiscal 2010), the effects of inflation on our financial condition and results of operations over the past few years have been generally minor. However, if we expand our business into markets and geographic areas where fixed-price and lump-sum work is more prevalent, inflation may have a larger impact on our results of operations in the future. Therefore, increases in inflation, interest rates or construction costs could have a material adverse impact on our business, financial condition, and results of operations.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

We are a Delaware corporation. Certain anti-takeover provisions of the Delaware general corporation law impose restrictions on the ability of others to acquire control of us. In addition, certain provisions of our charter documents may impede or discourage a takeover. For example:

- Our Board of Directors is divided into three classes serving staggered three-year terms;
- Only our Board of Directors can fill vacancies on the board;
- There are various restrictions on the ability of a shareholder to nominate a director for election; and
- Our Board of Directors can authorize the issuance of preference shares.

These types of provisions, as well as our Shareholder Rights Agreement, could make it more difficult for a third party to acquire control of us, even if the acquisition would be beneficial to our shareholders. Accordingly, stockholders may be limited in the ability to obtain a premium for their shares.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Our properties consist primarily of office space within general, commercial office buildings located in major cities primarily in the following countries: United States; Abu Dhabi; Austria; Australia; Belgium; Canada; China; the Czech Republic; Finland; France; Germany; Greece; India; Italy; Mexico; The Netherlands; Poland; Puerto Rico; Republic of Ireland; Saudi Arabia; Singapore; Spain; Sweden; United Arab Emirates; and the U.K. Such space is used for operations (providing technical, professional, and other home office services), sales, and administration. Most of our properties are leased. In addition, we own facilities located in Charleston, South Carolina which serve as our principal manufacturing and fabrication site for our modular construction activities. The total amount of space used by us for all of our operations is approximately 6.5 million square feet.

We also lease smaller, project offices located throughout the U.S., the U.K., and in certain other countries. We also rent a portion of our construction equipment on a short-term basis.

Item 3. LEGAL PROCEEDINGS

The information required by this Item 3 is included in Note 11—*Contractual Guarantees, Litigation, Investigations, and Insurance* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Executive Officers of the Registrant

Information regarding the Company's executive officers is set forth under the caption "Directors, Executive Officers and Corporate Governance" in Part III, Item 10, of this Form 10-K and is incorporated herein by reference.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Jacobs' common stock is listed on the NYSE and trades under the symbol JEC. We provided to the NYSE, without qualification, the required annual certification of our Chief Executive Officer regarding compliance with the NYSE's corporate governance listing standards. The following table sets forth the low and high sales prices of a share of our common stock during each of the fiscal quarters presented, based on the NYSE consolidated transaction report:

	Low Sales Price	High Sales Price
Fiscal 2010:		
First quarter	$33.70	$47.90
Second quarter	35.02	46.30
Third quarter	34.91	50.68
Fourth quarter	34.39	40.00
Fiscal 2009:		
First quarter	$26.00	$54.19
Second quarter	30.16	54.71
Third quarter	36.75	47.35
Fourth quarter	36.18	49.73

Holders

According to the records of our transfer agent, there were 1,467 shareholders of record as of November 15, 2010.

Dividends

Our policy is to use cash flows from operations to fund future growth, pay down debt, and, subject to market conditions, repurchase common stock under a stock buy-back program approved by our Board of Directors. Accordingly, we have not paid a cash dividend since fiscal 1984. Although our Board of Directors periodically reviews and considers the merits of paying cash dividends and buying back shares of our common stock, we currently have no plans to pay cash dividends or repurchase our common stock in the foreseeable future.

Performance Graph

The following graph shows the changes over the past five-year period in the value of $100 invested at the end of fiscal 2005 in (1) the common stock of Jacobs Engineering Group Inc., (2) the Standard & Poor's 500 Index, and (3) the Dow Jones Heavy Construction Group Index. The values of each investment are based on share price appreciation, with reinvestment of all dividends, provided any were paid. The investments are assumed to have occurred at the beginning of the period presented.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

Performance Graph for
Jacobs Engineering Group, Inc.
Produced on 10/15/2010 including data to 9/30/2010


300
250
200
150
100
50
0
2005
2006
2007
2008
2009
2010

Legend

Symbol	Total Returns Index For:	2005	2006	2007	2008	2009	2010
—□—	Jacobs Engineering Group, Inc.	100.00	110.86	224.21	161.14	136.35	114.82
- -△- -	S&P 500 Index	100.00	110.78	128.98	100.66	93.70	103.24
···○···	Dow Jones US Heavy Construction	100.00	119.22	240.89	154.24	146.33	138.33

The stock performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. SELECTED FINANCIAL DATA

The following table presents selected financial data for each of the last five fiscal years. This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes beginning on page F-1 of this Annual Report on Form 10-K. Amounts are presented in thousands, except for per share information:

	2010 (1)	2009	2008	2007	2006
Results of Operations:					
Revenues	$ 9,915,517	$11,467,376	$11,252,159	$ 8,473,970	$7,421,270
Net earnings attributable to Jacobs	245,974	399,854	420,742	287,130	196,883
Financial Position:					
Current ratio	2.23 to 1	2.17 to 1	1.74 to 1	1.78 to 1	1.75 to 1
Working capital	$ 1,527,589	$ 1,522,548	$ 1,173,237	$ 1,001,644	$ 776,766
Current assets	2,767,042	2,818,449	2,750,234	2,278,078	1,817,961
Total assets	4,683,917	4,428,614	4,278,238	3,389,421	2,853,884
Long-term debt	509	737	55,675	40,450	77,673
Total Jacobs stockholders' equity	2,859,048	2,625,913	2,245,147	1,843,662	1,423,214
Return on average equity	8.97%	16.42%	20.58%	17.58%	15.21%
Backlog:					
Technical professional services	$ 7,588,900	$ 8,209,300	$ 8,085,200	$ 6,188,500	$5,153,400
Field services	5,613,100	7,010,100	8,611,400	7,397,300	4,624,300
Total	$13,202,000	$15,219,400	$16,696,600	$13,585,800	$9,777,700
Per Share Information:					
Basic earnings per share	$ 1.98	$ 3.26	$ 3.47	$ 2.42	$ 1.69
Diluted earnings per share	1.96	3.21	3.38	2.35	1.64
Stockholders' equity	22.71	21.14	18.30	15.34	12.06
Average Number of Shares of Common Stock and Common Stock Equivalents Outstanding (Diluted)	125,790	124,534	124,357	122,226	120,373
Common Shares Outstanding At Year End	125,909	124,230	122,701	120,222	117,992

(1) Includes non-recurring, after-tax charges totaling $66.1 million, or $0.52 per basic and diluted share, relating to the Houston Sublease and the SIVOM Judgment (refer to Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations*, below, for a description of these matters and their effects on the Company's fiscal 2010 Consolidated Financial Statements, as well as for a reconciliation to the Company's fiscal 2010 consolidated results of operations in accordance with U.S. GAAP).

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

In order to understand better the changes that occur to key elements of our financial condition, results of operations, and cash flows, a reader of this Management's Discussion and Analysis ("MD&A") should be aware of the critical accounting policies we apply in preparing our consolidated financial statements.

The consolidated financial statements contained in this report were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of our consolidated financial statements and the financial statements of any business performing long-term engineering and construction-type contracts requires management to make certain estimates and judgments that affect both the entity's results of operations and the carrying values of its assets and liabilities. Although our significant accounting polices are described in Note 2—*Significant Accounting Policies* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K, the following discussion is intended to highlight and describe those accounting policies that are especially critical to the preparation of our consolidated financial statements.

Revenue Accounting for Contracts and Use of Joint Ventures—In general, we recognize revenues at the time we provide services. Depending on the commercial terms of the contract, we recognize revenues either when costs are incurred, or using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. This method of revenue recognition requires us to prepare estimates of costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule; the cost of materials and labor; productivity; and the impact of change orders, liability claims, contract disputes, and achievement of contractual performance standards. Many of our engineering and construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In some of the markets we serve there is an increasing trend towards cost-reimbursable contracts with incentive-fee arrangements. In certain instances, we base our incentive fees on achievement of target completion dates, target costs, and/or other performance criteria. Failure to meet these targets or increases in contract costs can result in unrealized incentive fees or non-recoverable costs, which could exceed revenues recognized from the project.

We provide for contract losses in their entirety in the period they become known, without regard to the percentage of completion.

The nature of our business sometimes results in clients, subcontractors or vendors presenting claims to us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually responsible. In those situations where a claim against us may result in additional costs to the contract, we include in the total estimated costs of the contract (and therefore, the estimated amount of margin to be earned under the contract) an estimate, based on all relevant facts and circumstances available, of the additional costs to be incurred. Similarly, and in the normal course of business, we may present claims to our clients for costs we have incurred for which we believe we are not contractually responsible. In those situations where we have presented such claims to our clients, we include in revenues the amount of costs incurred, without profit, to the extent it is probable that the claims will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Costs associated with unapproved change orders are included in revenues using substantially the same criteria used for claims.

Certain cost-reimbursable contracts with government customers as well as certain commercial clients provide that contract costs are subject to audit and adjustment. In this situation, revenues are recorded at the time services are performed based upon the amounts we expect to realize upon completion of the contracts. In those situations where an audit indicates that we may have billed a client for costs that are not allowable under the terms of the contract, we estimate the amount of such nonbillable costs and adjust our revenues accordingly.

As is common in the industry, we execute certain contracts jointly with third parties through various forms of joint ventures and consortiums. For certain of these joint ventures (i.e., where we have an undivided interest in the assets and liabilities of the venture), we recognize our proportionate share of joint venture revenues, costs and operating profit in our Consolidated Statements of Earnings. For other investments in engineering and construction joint ventures, we use the equity method of accounting.

Accounting for Stock Issued to Employees and Others—We measure the cost of employee services received in exchange for an award of equity instruments based on the estimated grant-date fair value of the award.

We use the Black-Scholes option pricing model to compute the grant date fair value of awards of equity instruments. The Black-Scholes model requires the use of highly subjective assumptions in order to compute the hypothetical fair value of a stock option. Changes in these assumptions can cause drastically different values being assigned to a stock option. The value assigned to any stock options that may be awarded in the future as well as the related expense associated with any such awards will be dependent on the assumptions used at the time of award.

Accounting for Pension Plans—The accounting for pension plans requires the use of assumptions and estimates in order to calculate periodic pension cost and the value of the plans' assets and liabilities. These assumptions include discount rates, investment returns, and projected salary increases, among others. The actuarial assumptions used in determining the funded statuses of the plans are provided in Note 7—*Pension Plans* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

The expected rates of return on plan assets for fiscal 2010 ranged from 2.2% to 8.0%; this compares to a range of 2.3% to 8.0% for fiscal 2009. We believe the range of rates we applied for fiscal 2010 reflects the long-term returns expected on the plans' assets, considering recent market conditions, projected rates of inflation, the diversification of the plans' assets, and the expected real rates of market returns. The discount rates used to compute plan liabilities were changed from a range of 2.5% to 5.6% in fiscal 2009 to a range of 2.1% to 5.1% in fiscal 2010. These assumptions represent the Company's best estimate of the rates at which its pension obligations could be effectively settled.

Changes in the actuarial assumptions often have a material affect on the values assigned to plan assets and liabilities, and the associated pension expense. For example, if the discount rate used to value the our net pension benefit obligation ("PBO") at October 1, 2010 was higher (lower) by 1.0%, the PBO would have been lower (higher) at that date by approximately $182.0 million, and the net periodic pension cost for fiscal 2010 would be lower (higher) by approximately $7.0 million. Similarly, if the expected return on plan assets were increased (decreased) by 1.0%, the net periodic pension cost for fiscal 2011 would decrease (increase) by approximately $7.9 million. Differences between actuarial assumptions and actual performance (i.e., actuarial gains and losses) that are not recognized as a component of net periodic pension cost in the period in which such differences arise are recorded to accumulated other comprehensive income (loss) and are recognized as part of net periodic pension cost in future periods in accordance with U.S. GAAP. Management monitors trends in the marketplace within which our pension plans operate in an effort to assure the fairness of the actuarial assumptions used.

Contractual Guarantees, Litigation, Investigations, and Insurance—In the normal course of business, we are subject to certain contractual guarantees and litigation. The guarantees to which we are a party generally relate to project schedules and plant performance. Most of the litigation in which we are involved has us as a defendant in workers' compensation; personal injury; environmental; employment/labor; professional liability; and other similar lawsuits. We maintain insurance coverage for various aspects of our business and operations. We have elected, however, to retain a portion of losses that occur through the use of various deductibles, limits, and retentions under our insurance programs. This situation may subject us to some future liability for which we are only partially insured, or completely uninsured, and we intend to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of our contracts.

In accordance with U.S. GAAP, we record in our Consolidated Balance Sheets amounts representing our estimated liability relating to such guarantees, litigation, and insurance claims. We include any adjustments to such insurance reserves in our consolidated results of operations.

In addition, as a contractor providing services to the United States federal government and several of its agencies, we are subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to contract performance, pricing, costs, cost allocations, and procurement practices. We adjust revenues based upon the amounts we expect to realize considering the effects of any client audits or governmental investigations.

Testing Goodwill for Possible Impairment—The goodwill carried in our Consolidated Balance Sheets is tested annually for possible impairment. In performing the annual impairment test, we evaluate our goodwill at the reporting unit level. We have determined that we have two reporting units, which are based on geography. We refer to these reporting units internally as "Europe" and "Non-Europe". Each of our reporting units conducts the business activities described elsewhere in this 2010 Form 10-K, which includes providing professional technical services such as design, engineering, and architectural services; construction and/or construction management services; and maintenance and operations services.

Our geography-based reporting units reflect the Company's organizational structure, which is based predominately on geography, as well as our acquisition strategy, which favors acquisition targets that, among other things, provide access to new geographic areas. Our reporting units represent rational groupings into which substantially all of our major acquisitions (which are responsible for the goodwill appearing in our consolidated balance sheet) have been assimilated, and all of the operations under each reporting unit share in the benefits of the goodwill created by our acquisitions.

U.S. GAAP does not prescribe a specific valuation method for estimating the fair value of reporting units. We determined that a market approach is an appropriate method for valuing our reporting units in light of its common use as a technique for valuing businesses in general. Using this method, the fair value of our reporting units was estimated by multiplying their respective after-tax earnings for the trailing twelve months by the Company's overall average market earnings multiple. Since the activities of each reporting unit approximates that of the Company overall, we concluded that the use of the Company's market multiple for purposes of applying the market-based valuation approach was reasonable. We also believe that the use of this multiple is appropriate considering that both reporting units have qualitative characteristics that are generally consistent with those of the parent company. Those characteristics include size in terms of resources (i.e., personnel); a large, diverse client base; broad geographic reach; and a broad range of design, engineering, and construction and construction management capabilities.

The determination of reporting units and the selection of the valuation technique used to estimate the fair value of the reporting units requires the exercise of judgment by management. The fair values resulting from the valuation technique used are not necessarily representative of the values we might obtain in a sale of the reporting units to willing third parties.

As mentioned above, the key inputs used in the valuation model are the after-tax earnings of our reporting units and the Company's market-driven average earnings multiple. The multiples used for fiscal 2010, 2009, and 2008 were approximately 14, 15, and 31, respectively. In the event either the after-tax earnings of the Company's reporting units or the Company's market earnings multiples decline significantly after the date the annual impairment test is performed, the Company will re-perform the test at a date closer to fiscal year-end.

Based on the most recent results of our annual impairment tests, there were no indications of impairment of the goodwill shown in our Consolidated Balance Sheets for fiscal years 2010 and 2009.

Changes in the inputs used in our valuation model (i.e., declines in the Company's average earnings multiple or the after-tax earnings of our reporting units) could result in an indication of possible impairment of goodwill in the future.

Fiscal 2010—Overview

There were two events that occurred during fiscal 2010 that significantly affected the comparability of the Company's consolidated results of operations for fiscal 2010 to its consolidated results of operations for fiscal 2009 and 2008:

- The *Houston Sublease*—In response to the continuing effects brought on by the global recession, the Company initiated certain cost reduction measures during fiscal 2009. As part of those measures, we ceased using one of our offices located in Houston, Texas, and entered into a sublease for the entire property. This transaction occurred in the first quarter of fiscal 2010. Accordingly, included in net earnings for fiscal 2010 is a pre-tax charge of $11.4 million relating to this real estate transaction. Net of the effects on the Company's incentive bonus plan and income taxes, the Houston Sublease resulted in a net, after-tax charge of $5.8 million, or $0.04 per diluted share.
- The *SIVOM Judgment*—During the third quarter of fiscal 2010, we received an unfavorable court judgment relating to a waste incineration project in France for the SIVOM de Mulhousienne ("SIVOM"). The SIVOM project was performed by a consortium of contractors that was led by one of our subsidiaries under a contract that was entered into in 1996, prior to our acquisition of that subsidiary. As a result of the judgment, we recorded a pre-tax charge to earnings of approximately $93.3 million. Included in this amount is a $25.9 million write-off of a claim receivable. The balance of the charge reflects the cash payments the Company made to the SIVOM, net of cash payments the Company received. Net of the effects of the charge on the Company's long-term incentive bonus plan and income taxes, the effect on net earnings attributable to Jacobs was approximately $60.3 million, or $0.48 per diluted share.

In this MD&A, we discuss and analyze the Company's results of operations for fiscal 2010 before the effects of the Houston Sublease and the SIVOM Judgment. Although such information is non-U.S. GAAP in nature, it is presented because Management believes it provides a better view of the Company's operating results for the readers of this Annual Report on Form 10-K to assess the Company's performance and operating trends.

The following table presents (i) the Company's consolidated results of operations for fiscal 2010 before the effects of the Houston Sublease and the SIVOM Judgment (which is non-U.S. GAAP); (ii) the effects of the Houston Sublease and the SIVOM Litigation; and (iii) the Company's consolidated results of operations for fiscal 2010 in accordance with U.S. GAAP (in thousands, except earnings per share):

	Fiscal 2010 Consolidated Results of Operations Before the Effects of the Houston Sublease and the SIVOM Judgment	Effects of the Houston Sublease and the SIVOM Judgment	Fiscal 2010 Consolidated Results of Operations (U.S. GAAP)
Revenues	$ 9,941,411	$(25,894)	$ 9,915,517
Costs and Expenses:			
Direct costs of contracts	(8,524,271)	(58,641)	(8,582,912)
Selling, general and administrative expenses	(929,785)	(2,737)	(932,522)
Operating Profit	487,355	(87,272)	400,083
Other Income (Expense):			
Interest income	3,647	1,144	4,791
Interest expense	(5)	(9,869)	(9,874)
Miscellaneous expense, net	(3,066)	—	(3,066)
Total other income (expense), net	576	(8,725)	(8,149)
Earnings (Loss) Before Taxes	487,931	(95,997)	391,934
Income Tax (Expense) Benefit	(175,543)	29,896	(145,647)
Net Earnings (Loss) of the Group	312,388	(66,101)	246,287
Net (Income) Attributable to Noncontrolling Interests	(313)	—	(313)
Net Earnings (Loss) Attributable to Jacobs	$ 312,075	$(66,101)	$ 245,974
Net Earnings (Loss) per Share—Diluted	$ 2.48	$ (0.52)	$ 1.96

The Company's operating results for fiscal 2010 continue to be impacted by the global recession which began affecting the Company during the first quarter of fiscal 2009. The recession has caused many of our private sector clients to re-examine their capital expenditure plans resulting in the delay in the release of new projects, and, in certain instances, cancellations of projects awarded to us previously. These economic conditions have also had a negative effect on many of our public sector clients as we have seen spending reductions by federal and state governments and the delay and curtailment of key infrastructure programs.

The decline in revenues during fiscal 2010 as compared to fiscal 2009 occurred in most of the industries and markets we serve. With respect to the various categories of services we provide, the decline in revenues was more prevalent in the Field Services area of our business, and reflects the general decrease during the year in the amount of pass-through costs we incurred on our projects.

As discussed in last year's MD&A, we implemented certain cost-control measures last year in response to the effects of the recession. We reduced personnel and closed or re-configured a number of our offices. The results of these actions contributed to a $10.5 million reduction in selling, general, and administrative ("SG&A") expenses. Although we continue to look for opportunities to reduce or minimize our operating costs, there is no guaranty that we will be able to identify additional opportunities and make further reductions.

On the other hand, we are a very diversified business. We provide a wide-range of services to customers operating in a wide range of industries and markets. Accordingly, we continue to believe that as the global economy begins to recover, and depending on which industries and markets start their recovery first, we believe we are well positioned to capitalize on whatever increased capital spending occurs, both domestically and internationally. Our cash and cash equivalents totaled $938.8 million at October 1, 2010. Our debt-to-equity ratio was 2.8% at the end of fiscal 2010, and we have over $257.1 million available under our various credit facilities.

Results of Operations

General

Our business focuses exclusively on providing technical, professional, and construction services to a large number of industrial, commercial, and governmental clients around the world. The services we provide generally fall into four broad categories:

- Project Services (which includes engineering, design, architectural, and similar services);
- Process, Scientific, and Systems Consulting services (which includes services performed in connection with a wide variety of scientific testing, analysis, and consulting activities);
- Construction services (which encompasses traditional field construction services as well as modular construction activities, and includes direct-hire construction and construction management services); and
- Operations and Maintenance services (which includes services performed in connection with operating large, complex facilities on behalf of clients as well as services involving process plant maintenance).

The scope of services we can provide our clients, therefore, ranges from consulting and conceptual design services (which are often required by clients in the very early stages of a project) to complete single-responsibility, design-build contracts, to services required in the post start-up phases of a project such as maintenance and operations services.

The following table sets forth our revenues by type of service for each of the last three fiscal years (in thousands):

	2010 (a)	2009	2008
Technical Professional Services Revenues:			
Project Services	$4,224,898	$ 4,644,043	$ 5,128,456
Process, Scientific, and Systems Consulting	888,405	894,446	770,223
Total Technical Professional Services Revenues	5,113,303	5,538,489	5,898,679
Field Services Revenues:			
Construction (a)	3,747,995	4,763,640	4,239,439
Operations and Maintenance ("O&M")	1,080,113	1,165,247	1,114,041
Total Field Services Revenues	4,828,108	5,928,887	5,353,480
	$9,941,411	$11,467,376	$11,252,159

(a) Before the effects of the SIVOM Judgment.

We focus our services on clients operating in certain industry groups and markets. We believe these industry groups and markets have sufficient common needs to permit cross-utilization of our resources. The following table sets forth our revenues by these industry groups and markets for each of the last three fiscal years (in thousands):

	2010 (a)	2009	2008
Refining—Downstream (b)	$2,876,059	$ 3,850,734	$ 3,525,838
National Government Programs (c)	2,314,548	2,148,668	1,784,150
Chemicals and Polymers	1,203,373	1,210,027	1,409,868
Infrastructure	938,978	933,519	935,333
Buildings (c)	869,248	793,041	900,115
Pharmaceuticals and Biotechnology	589,795	875,007	978,867
Oil & Gas—Upstream	559,492	895,284	1,102,743
Industrial and Other (a)(b)	589,918	761,096	615,245
	$9,941,411	$11,467,376	$11,252,159

(a) Before the effects of the SIVOM Judgment.

(b) Beginning in fiscal 2010, the industry group formerly called "Energy & Refining—Downstream" has been renamed "Refining—Downstream", and revenues relating to projects for customers in the power industry have been reclassified to the category "Industrial and Other". "Industrial and Other" now includes revenues from projects for our clients operating in the power; technology and manufacturing; pulp and paper; food and consumer products; and basic resources industries, among others. Prior period information has been reclassified to conform to this new presentation.

(c) Beginning in fiscal 2010, revenues relating to buildings projects performed for the U.S. federal government have been reclassified from the "National Government Programs" industry group to the "Buildings" market. Prior period information has been reclassified to conform to this new presentation

Fiscal 2010 (before the effects of the Houston Sublease and the SIVOM Judgment) Compared to Fiscal 2009

We recorded net earnings of $312.1 million, or $2.48 per diluted share, for the fiscal year ended October 1, 2010, compared to net earnings of $399.9 million, or $3.21 per diluted share, for fiscal 2009.

Revenues for the fiscal year ended October 1, 2010 totaled $9.9 billion, and represents a decrease of $1.5 billion, or 13.3%, as compared to $11.5 billion for fiscal 2009.

Revenues during fiscal 2010 from projects for clients operating in many of the industry groups and markets we serve were significantly lower as compared to fiscal 2009. The larger decreases occurred in the Refining—Downstream; Oil & Gas—Upstream; and the Pharmaceuticals and Biotechnology industry groups and markets. These declines relate to the normal winding-down and completion of large projects, combined with the lack of new project awards. These industry groups and markets have also been significantly impacted by the global recession, causing many clients to re-examine their capital expenditure plans resulting in the delay in the release of new projects, and, in certain instances, cancellations of projects awarded to us previously. Also contributing to the decline in revenues within these industry groups and markets was a $1.3 billion, or 32.2%, decrease in pass-through costs (discussed below).

In contrast, revenues during fiscal 2010 from projects for National Government Program clients increased by $165.9 million, or 7.7%, as compared to last year. Most of the increase relates to revenues from the U.S. federal government on projects for research and development test engineering, scientific, other technical services projects.

Similarly, revenues during fiscal 2010 relating to Buildings projects increased by $76.2 million, or 9.6%, as compared to last year. The increase relates to spending for the design of technical buildings.

For the fiscal year 2010 we earned $176.8 million in revenues for projects funded by the American Recovery and Reinvestment Act of 2009.

Direct costs of contracts for fiscal 2010 decreased $1.4 billion, or 14.0%, to $8.5 billion, compared to $9.9 billion for fiscal 2009. The level of direct costs of contracts may fluctuate between reporting periods due to a variety of factors including the amount of pass-through costs we incur during a period. On those projects where we are responsible for subcontract labor or third-party materials and equipment, we reflect the amounts of such items in both revenues and costs (and we refer to such costs as "pass-through costs"). On other projects, where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not considered pass-through costs and are, therefore, not reflected in either revenues or costs. To the extent that we incur a significant amount of pass-through costs in a period, our direct cost of contracts are likely to increase as well.

Pass-through costs for fiscal 2010 decreased $1.3 billion, or 32.2%, to $2.7 billion, compared to $4.0 billion for fiscal 2009. In general, pass-through costs are more significant on projects that have a higher content of field services activities. Field services revenues for fiscal 2010 decreased $1.1 billion, or 18.6%, to $4.8 billion, compared to $5.9 billion for fiscal 2009. Pass-through costs are generally incurred at a specific point in the lifecycle of a project and are highly dependent on the needs of our individual clients and the nature of the clients' projects. However, because we have hundreds of projects which start at various times within a fiscal year, the effect of pass-through costs on the level of direct costs of contracts can vary between fiscal years without there being a fundamental or significant change to the underlying business.

As a percentage of revenues, direct costs of contracts were 85.7% for fiscal 2010, compared to 86.4% for fiscal 2009. The relationship between direct costs of contracts and revenues will fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared as well as the level of margins earned from the various types of services provided. Generally speaking, the more procurement we do on behalf of our clients (i.e., where we purchase equipment and materials for use on projects, and/or procure subcontracts in connection with projects) and the more field services revenues we have relative to technical, professional services revenues, the higher the ratio will be of direct costs of contracts to revenues. Because revenues from pass-through costs typically have lower margin rates associated with them, it is not unusual for us to experience an increase or decrease in such revenues without experiencing a corresponding increase or decrease in our gross margins and operating profit. The decrease in the ratio of direct costs of contracts to revenues in fiscal 2010 as compared to last year was due primarily to lower levels of pass-through costs.

SG&A expenses for fiscal 2010 decreased by $10.5 million, or 1.1%, to $929.8 million, compared to $940.3 million for fiscal 2009. Our SG&A expenses typically fluctuate as a result of changes in head-count and the amount of spending required to support our technical professional services activities, which normally require additional overhead costs. Therefore, when our technical professional services revenues increase or decrease, it is not unusual to see a corresponding change in SG&A expenses. The decrease in SG&A expenses during fiscal 2010 was due primarily to management's efforts to reduce SG&A expenses.

Operating profit for fiscal 2010 decreased by $133.2 million, or 21.5%, to $487.4 million, compared to $620.6 million for fiscal 2009. As a percentage of revenues, operating profit was 4.9% for fiscal 2010, compared to 5.4% in fiscal 2009. This decrease in operating profit is due primarily to the overall decline in business volume.

Interest income for fiscal 2010 decreased by $9.5 million, to $3.6 million, compared to $13.1 million for fiscal 2009. Even though the Company maintained significant cash balances during fiscal 2010, the rate of interest earned on our deposits and investments was significantly lower in 2010 as compared to fiscal 2009.

Interest expense for fiscal 2010 was nearly zero compared to $2.9 million for fiscal 2009. The decrease in interest expense was due primarily to the reversal of $2.9 million of interest expense that was accrued over the past several years in connection with an income tax matter that was resolved successfully in fiscal 2010.

The Company's consolidated effective income tax rate was 36.0% for fiscal 2010—unchanged from fiscal 2009. In the normal course of our business, we may engage in numerous transactions for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in income or deducted as an expense) is uncertain. Additionally, we file income, franchise, gross receipts and similar tax returns in many jurisdictions. Our tax returns are subject to audit and investigation by the Internal Revenue Service, most states in the United States, and by various government agencies representing many jurisdictions outside the United States. We continually monitor the appropriateness of the rate, and we adjust our income tax expense in the period it is probable that actual results will change.

Fiscal 2009 Compared to Fiscal 2008

The Company's fiscal year ends on the Friday closest to September 30 (determined on the basis of the number of workdays) and, accordingly, an additional week of activity is added every five to six years, such as in fiscal 2009.

We recorded net earnings of $399.9 million, or $3.21 per diluted share, for the fiscal year ended October 2, 2009, compared to net earnings of $420.7 million, or $3.38 per diluted share, for fiscal 2008.

Although consolidated revenues for fiscal 2009 increased by $215.2 million, or 1.9%, from fiscal 2008, most of the increase occurred during the first two quarters of fiscal 2009 as the Company completed a number of projects for clients operating in several of the industries and markets we serve. During the second half of fiscal 2009, as the global economy continued to slow, revenues dropped-off significantly, while project delays increased and awards of new contracts also slowed.

Revenues during fiscal 2009 from projects for clients operating in the Refining—Downstream and the Oil & Gas—Upstream industries increased a total of $117.4 million, or 2.5%, from fiscal 2008. All of the increase related to projects for clients operating in the energy & refinery sector and reflects the ramping-up of work performed at a large, U.S. oil refinery. This increase was off-set in part by the winding-down of work on certain projects in the upstream sector of the petroleum market that were awarded to the Company in prior years when oil prices were at historically high levels.

Revenues during fiscal 2009 from projects for National Government Program clients increased by $364.5 million, or 20.4%, from fiscal 2008. Most of the increase continues to relate to revenues from the U.S. federal government on projects for research and development test engineering, scientific, and other technical services. Although the Company performed services during fiscal 2009 for projects that were funded in part under the American Recovery and Reinvestment Act of 2009 ("ARRA"), such revenues were not significant.

Revenues during fiscal 2009 from projects for clients operating in the Chemicals and Polymers industries, and the Pharmaceuticals and Biotechnology industries as well as the Buildings market all declined as compared to fiscal 2008, as clients reviewed their capital expenditure plans in light of the global recession and delayed the release of new projects.

Direct costs of contracts for fiscal 2009 increased $388.8 million, or 4.1%, to $9.9 billion, compared to $9.5 billion for fiscal 2008. The level of direct costs of contracts may fluctuate between reporting periods due to a variety of factors including the amount of pass-through cost we incur during a period. On those projects where we are responsible for subcontract labor or third-party materials and equipment, we reflect the amounts of such items in both revenues and costs (and we refer to such costs as "pass-through costs"). On other projects, where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not considered pass-through costs and are, therefore, not reflected in either revenues or costs. To the extent that we incur a significant amount of pass-through costs in a period, our direct cost of contracts are likely to increase as well.

Pass-through costs for fiscal 2009 increased $499.6 million, or 14.2%, to $4.0 billion, compared to $3.5 billion for fiscal 2008. In general, pass-through costs are more significant on projects that have a higher content of field services activities. Field services revenues for fiscal 2009 increased $575.4 million, or 10.7%, to $5.9 billion, compared to $5.4 billion for fiscal 2008. Pass-through costs are generally incurred at a specific point in the lifecycle of a project and are highly dependent on the needs of our individual clients and the nature of the clients' projects. However, because we have hundreds of projects which start at various times within a fiscal year, the effect of pass-through costs on the level of direct costs of contracts can vary between fiscal years without there being a fundamental or significant change to the underlying business.

As a percentage of revenues, direct costs of contracts were 86.4% for fiscal 2009, compared to 84.6% for fiscal 2008. The relationship between direct costs of contracts and revenues will fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared as well as the level of margins earned from the various types of services provided. Generally speaking, the more procurement we do on behalf of our clients (i.e., where we purchase equipment and materials for use on projects, and/or procure subcontracts in connection with projects) and the more field services revenues we have relative to technical, professional services revenues, the higher the ratio will be of direct costs of contracts to revenues. Because revenues from pass-through costs typically have lower margin rates associated with them, it is not unusual for us to experience an increase or decrease in such revenues without experiencing a corresponding increase or decrease in our gross margins and operating profit. The increase in the ratio of direct costs of contracts to revenues in fiscal 2009 as compared to fiscal 2008 was due primarily to higher levels of pass-through costs combined with a slight decrease in the margin rates earned on our technical professional services revenues.

SG&A expenses for fiscal 2009 decreased by $151.1 million, or 13.8%, to $940.3 million, compared to $1.1 billion for fiscal 2008. Our SG&A expenses typically fluctuate as a result of changes in head count and the spending required to support our technical professional services revenues, which normally require additional overhead costs. Therefore, when our technical professional services revenues increase or decrease, we typically see a corresponding change in SG&A expenses. The decrease in SG&A expenses was due primarily to the decline in our project services revenues combined with management's efforts to reduce SG&A expenses.

Operating profit for fiscal 2009 decreased by $22.5 million, or 3.5%, to $620.6 million, compared to $643.1 million for fiscal 2008. As a percentage of revenues, operating profit was 5.4% for fiscal 2009, compared to 5.7% in fiscal 2008. This decrease in operating profit is due primarily to the overall decline in business volume, and in particular, the decrease in project services revenues.

Interest income for fiscal 2009 decreased by $2.3 million, or 14.9%, to $13.1 million, compared to $15.4 million for fiscal 2008. Even though the Company maintained higher average cash balances during fiscal 2009 as compared to fiscal 2008, the rate of interest earned on our deposits and investments was significantly lower in 2009 as compared to fiscal 2008.

Interest expense for fiscal 2009 decreased by $1.5 million, or 33.9%, to $2.9 million, compared to $4.4 million for fiscal 2008. The decrease in interest expense was due primarily to lower average borrowings outstanding during fiscal 2009 as compared to fiscal 2008.

Miscellaneous expense, net for fiscal 2009 totaled $6.7 million as compared to miscellaneous income, net of $3.9 million for fiscal 2008. Included in miscellaneous income, net in fiscal 2008 was a $10.6 million gain from the sale of the Company's interest in a business that provides specialized operations and maintenance services for highways and associated facilities. By excluding the gain from fiscal 2008, miscellaneous expense, net for fiscal 2008 would have been $6.7 million.

We recorded income tax expense of $224.9 million during fiscal 2009, compared to $236.7 million during fiscal 2008. Our overall effective tax rate in fiscal 2009 was 36%—the same as fiscal 2008.

Contractual Obligations

The following table sets forth certain information about our contractual obligations as of October 1, 2010 (in thousands):

		Payments Due by Fiscal Period			
	Total	1 Year or Less	2 - 3 Years	4 - 5 Years	More than 5 Years
Debt obligations	$ 79,908	$ 79,399	$ 509	$ —	$ —
Operating leases (a)	769,953	172,573	201,578	166,042	229,760
Obligations under defined benefit pension plans (b)	396,939	37,978	80,574	87,149	191,238
Obligations under nonqualified deferred compensation plans (c)	83,371	6,629	14,064	15,212	47,466
Purchase obligations (d)	824,333	824,333	—	—	—
Total	$2,154,504	$1,120,912	$296,725	$268,403	$468,464

(a) Assumes the Company will make end of lease term residual value guarantee payments of $35.3 million in 2011 and $38.8 million in 2015 with respect to the lease of two office buildings in Houston, Texas.

(b) Assumes that future contributions will be consistent with amounts projected to be contributed in fiscal 2011, allowing for certain growth based on rates of inflation and salary increases, but limited to the amount recorded as of October 1, 2010. Actual contributions will depend on a variety of factors, including amounts required by local laws and regulations, and other funding requirements.

(c) Assumes that future payments will be consistent with amounts paid in fiscal 2010, allowing for certain growth. Due to the nonqualified nature of the plans, and the fact that benefits are based in part on years of service, the payments included in the schedule were limited to the amount recorded as of October 1, 2010.

(d) Represents those liabilities estimated to be under firm contractual commitments as of October 1, 2010.

Backlog

Backlog represents the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to us. With respect to O&M contracts, however, we include in backlog the amount of revenues we expect to receive for only one succeeding year, regardless of the remaining life of the contract. For national government programs (other than U.S. federal O&M contracts), our policy is to include in backlog the full contract award, whether funded or unfunded, excluding option periods.

The following table summarizes our backlog for each of the last three fiscal years (in millions):

	2010	2009	2008
Technical professional services	$ 7,588.9	$ 8,209.3	$ 8,085.2
Field services	5,613.1	7,010.1	8,611.4
Total	$13,202.0	$15,219.4	$16,696.6

Because the entire value of a contract is added to backlog as soon as the contract is awarded to us (rather than adding the contracts to backlog gradually over time), and because many of our contracts require us to provide services that span over a number of fiscal quarters (and sometimes over fiscal years), we evaluate our backlog on a year-over-year basis, rather than on a sequential, quarter-over-quarter basis. Our backlog at October 1, 2010 decreased by $2.0 billion, or 13.3%, to $13.2 billion from $15.2 billion at October 2, 2009.

In accordance with industry practice, substantially all of our contracts are subject to cancellation or termination at the discretion of the client. During the fourth quarter of fiscal 2010, adjustments were made to a variety of extended term, task order, indefinite quantity, and other similar contracts where it became clear that the full capacity of the previously-recorded backlog amount would not be realized. Such negative adjustments totaled approximately $390.0 million and affected technical professional services. During fiscal 2009, approximately $1.9 billion was removed from backlog as a result of project cancellations. Approximately $2.4 billion was removed from backlog during fiscal 2008 relating to cancelled projects. In a situation where a client terminates a contract, we would ordinarily be entitled to receive payment for work performed up to the date of termination and, in certain instances, we may be entitled to allowable termination and cancellation costs. There were no significant project cancellations in fiscal 2010.

While management uses all information available to it to determine backlog, our backlog at any given time is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein. Accordingly, backlog is not necessarily a reliable indicator of future revenues.

Backlog relating to work to be performed either directly or indirectly for the U.S. federal government and its agencies totaled approximately $4.3 billion (or 32.6% of total backlog), $4.2 billion (or 27.7% of total backlog), and $3.4 billion (or 20.4% of total backlog) at October 1, 2010, October 2, 2009, and September 26, 2008, respectively. Most of our federal contracts require that services be provided beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by the U.S. Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

Subject to the factors discussed in Item 1A—*Risk Factors*, above, we estimate that approximately $6.9 billion, or 52.3%, of total backlog at October 1, 2010 will be realized as revenues within the next fiscal year.

Effects of Inflation

The effects of inflation on our business is discussed in detail in Item 1A—*Risk Factors*, and is incorporated herein by reference.

Liquidity and Capital Resources

The three more significant and/or nonrecurring uses of cash during fiscal 2010 was approximately $259.5 million for acquisitions of businesses, net of cash acquired (approximately $236.2 million more than what was spent for acquisitions during fiscal 2009); approximately $108.5 million for purchases of investments (approximately $74.5 million more than what was spent for investments during fiscal 2009); and approximately $64.5 million representing the net cash outflow relating to the SIVOM Judgment. In spite of the $432.5 million of cash used for these transactions and events, our cash and cash equivalents decreased by only $94.8 million during fiscal 2010. This compares to an increase in cash and cash equivalents of $429.2 million during fiscal 2009, and a decrease of $8.9 million during fiscal 2008. During fiscal 2010, we generated net cash inflows of $197.0 million from operating activities and $95.6 million from financing activities. These inflows were offset in part by outflows from investing activities and the effect of exchange rate changes of $374.4 million and $13.0 million, respectively.

Our operations provided net cash of $197.0 million during fiscal 2010. This compares to net cash inflows of $533.5 million and $313.4 million during fiscal 2009 and 2008, respectively. The $336.5 million decrease in cash provided by operations in fiscal 2010 as compared to fiscal 2009 was due primarily to the following factors:

- a $188.3 million decrease relating to changes in our working capital accounts (discussed below); and,
- a $153.9 million decrease in net earnings.

With respect to the $188.3 million decrease in cash flows relating to changes in our working capital accounts, there was no unusual activity occurring in these accounts during fiscal 2010. Because such a high percentage of our revenues are earned on cost-plus type contracts (86% and 85% of total revenues for fiscal years 2010 and 2009, respectively), and due to the significance of revenues relating to pass-through costs, most of the costs we incur are included in invoices we send to clients. Although we continually monitor our accounts receivable, we manage the operating cash flows of the Company by managing the working capital accounts in total, rather than by the individual elements. The primary elements of the Company's working capital accounts are accounts receivable, accounts payable, and billings in excess of cost. Accounts payable consists of obligations to third parties relating primarily to costs incurred for projects which are generally billable to clients. Receivable consist of amounts owed to us by our clients—a substantial portion of which is for project-related costs. Billings in excess of costs consist of billings to and payments from our clients for costs yet to be incurred.

This relationship between revenues and costs, and between receivables and payables is unique for our industry, and facilitates reviews of cash flow information at the total working capital level. The $188.3 million decrease in cash flows relating to changes in our working capital accounts was due primarily to the timing of cash receipts and payments within our working capital accounts, and reflects the general decline of the overall business in fiscal 2010 as compared to the prior year.

We used $374.4 million of cash and cash equivalents for investing activities during fiscal 2010. This compares to net cash outflows of $94.9 million and $409.9 million during fiscal 2009 and 2008, respectively. The $279.4 million increase in cash used for investing activities as compared to fiscal 2009 was due primarily to acquisitions of businesses and changes in investments. During fiscal 2010 we acquired Jordan, Jones & Goulding, Inc. and TYBRIN Corporation, and we completed our investment in AWE Management Limited.

Our financing activities resulted in net cash inflows of $95.6 million during fiscal 2010. This compares to net cash outflows of $39.0 million during fiscal 2009 and net cash inflows of $98.8 million during fiscal 2008. The $134.6 million net increase in cash flows from financing activities during fiscal 2010 as compared to fiscal 2009 was due primarily to an $87.9 million change in the Company's borrowing activities along with a $54.5 million change in other deferred liabilities (relating primarily to the Company's defined benefit pension plans).

We believe we have adequate liquidity and capital resources to fund our operations and service our debt for the next twelve months. We had $938.8 million in cash and cash equivalents at October 1, 2010, compared to $1.0 billion at October 2, 2009. Our consolidated working capital position at October 1, 2010 was $1.53 billion, compared to $1.52 billion at October 2, 2009, which management believes is adequate. We have a long-term, unsecured, revolving credit facility providing up to $290.0 million of debt capacity, under which approximately $32.9 million was utilized at October 1, 2010 in the form of letters of credit only. We also have a short-term credit facility in-place at October 1, 2010 providing $79.4 million of debt capacity, which was entirely utilized as of that date. We believe that the capacity, terms and conditions of our committed credit facilities, combined with other uncommitted facilities we have in place, are adequate for our working capital and general business requirements. Depending on the size of any business acquisition we complete in the future and the timing of when any such transaction may close, our current cash balances and existing credit facilities may not be sufficient to provide the amount of liquidity we may need. We believe, however, that we will be able to access the capital markets and fund future acquisitions if and when the need arises.

Off-Balance Sheet Arrangements

We are party to financial instruments with off-balance sheet risk, in the form of guarantees not reflected in our balance sheet that arise in the normal course of business. However, such off-balance sheet arrangements are not reasonably likely to have an effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources that is material to investors. See Note 10—*Commitments and Contingencies, and Derivative Financial Instruments* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-13—*Multiple-Deliverable Revenue Arrangements*, which amends certain guidance in Accounting Standards Codification ("ASC") 605-25 (Revenue Recognition—*Multiple Element Arrangements*). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 is effective for annual reporting periods beginning on or after June 15, 2010 and should be applied on a prospective basis for revenue arrangements entered into or materially modified with early adoption permitted. The Company is currently evaluating the impact of ASU 2009-13, if any, on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167—Amendments *to FASB Interpretation No. 46(R)* (as codified in ASC 810-10. ASC 810-10 requires the Company to perform an analysis to determine whether its variable interests give the Company a controlling financial interest in a variable interest entity. Such analysis requires the Company to assess whether it has the power to direct the activities of the variable interest entity and if it has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. ASC 810-10 eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and significantly enhances disclosures. SFAS 167 is effective for the Company October 1, 2010. The Company is currently evaluating the impact of this statement, if any, on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R—*Business Combinations* (as codified in ASC 805). ASC 805 significantly changes the accounting and reporting for business combinations. Among other changes, ASC 805 requires acquisition related costs to be recognized separately from the acquisition; in a business combination achieved in stages, an acquiree to recognize the identifiable assets, liabilities and noncontrolling interest in the acquiree at the full amounts of their fair values as of the acquisition date; an acquirer to recognize assets or liabilities from contingencies as of the acquisition date. The requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. ASC 805 was effective for the Company October 3, 2009.

In December 2007, the FASB issued SFAS No. 160—*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* (as codified in ASC 810-10-65). ASC 810-10-65 significantly changes the accounting and reporting of noncontrolling (formerly known as minority) interests in consolidated financial statements. Among other changes, ASC 810-10-65 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements; establishes that net income attributable to both the parent and the noncontrolling interest will be reported in the consolidated statement of earnings; and eliminates the requirement of purchase accounting for a parent's acquisition of a noncontrolling ownership interest. ASC 810-10-65 was effective for the Company October 3, 2009.

Depending on the size and nature of an acquisition, the adoption of ASC 810-10 and ASC 805 could have a material effect on the Company's consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not enter into derivative financial instruments for trading, speculation or other purposes that would expose the Company to market risk. In the normal course of business, our results of operations are exposed to risks associated with fluctuations in interest rates and currency exchange rates.

Interest Rate Risk

Our only committed source for long-term credit is a $290.0 million syndicated revolving credit facility. There were no direct borrowings outstanding under this facility at October 1, 2010. This agreement expires in

May 2012, and provides for both fixed-rate and variable-rate borrowings. Our objectives in managing our interest rate risk are to limit the impact of interest rate changes on earnings and cash flows, and to lower our overall borrowing costs. To achieve these objectives, we continuously monitor changes in interest rates, and use cash provided from operations to re-pay our borrowings as quickly as possible. Furthermore, the Company can use a combination of both fixed rate and variable rate debt to manage our exposure to interest rate risk.

Foreign Currency Risk

In situations where our operations incur contract costs in currencies other than their functional currency, we attempt to have a portion of the related contract revenues denominated in the same currencies as the costs. In those situations where revenues and costs are transacted in different currencies, we sometimes enter into foreign exchange contracts in order to limit our exposure to fluctuating foreign currencies. We follow the provisions of ASC 815-10 in accounting for our derivative contracts. The Company does not currently have exchange rate sensitive instruments that would have a material effect on our consolidated financial statements or results of operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is submitted as a separate section beginning on page F-1 of this Annual Report on Form 10-K and is incorporate herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as defined by Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of October 1, 2010, the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the Evaluation Date.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of the Evaluation Date based on the framework established in *"Internal Control—Integrated Framework"*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company's internal controls overfinancial reporting as of the Evaluation Date were effective. The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting which appears later in this Annual Report on Form 10-K.

Changes in Internal Control

There were no changes in the Company's internal control over financial reporting during the Company's quarter ended October 1, 2010, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on Effectiveness of Controls

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or its system of internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed or operated, can provide only reasonable, but not absolute, assurance that the objectives of the system of internal control are met. The design of the Company's control system reflects the fact that there are resource constraints, and that the benefits of such control system must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control failures and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the intentional acts of individuals, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurance that the design of any particular control will always succeed in achieving its objective under all potential future conditions.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors, Executive Officers, Promoters and Control Persons

The information required by Paragraph (a), and Paragraphs (c) through (g) of Item 401 of Regulation S-K (except for information required by Paragraph (e) of that Item to the extent the required information pertains to our executive officers) and Item 405 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

The following table presents the information required by Paragraph (b) of Item 401 of Regulation S-K.

Name	Age	Position with the Company	Year Joined the Registrant
Craig L. Martin	60	President, Chief Executive Officer and Director	1994
Thomas R. Hammond	59	Executive Vice President, Operations	1975
George A. Kunberger, Jr.	58	Executive Vice President, Operations	1979
Gregory J. Landry	62	Executive Vice President, Operations	1984
John W. Prosser, Jr.	65	Executive Vice President, Finance and Administration and Treasurer	1974
Micheal T. Autrey	62	Group Vice President	2004
Robert M. Clement	61	Group Vice President	1990
Jay Michael Coyle	50	Group Vice President	1994
Robert S. Duff	51	Group Vice President	1981
Robert Matha	61	Group Vice President	1997
H. Thomas McDuffie, Jr.	61	Group Vice President	1999
Kevin J. McMahon	54	Group Vice President	2007
Earl J. Mitchell, Jr.	57	Group Vice President	1989
Christopher E. Nagel	59	Group Vice President	1982
Robert G. Norfleet	47	Group Vice President	1999
Robert V. Pragada	42	Group Vice President	2006
Rogers F. Starr	67	President, Jacobs Technology, Inc.	1999
Philip J. Stassi	55	Group Vice President	1977
Allyn B. Taylor	62	Group Vice President	1993
William J. Birkhofer	62	Senior Vice President, Public Sector Sales	1999
Dante V. Caravaggio	53	Senior Vice President, Heavy Process Sales	1996
Cora L. Carmody	53	Senior Vice President, Information Technology	2008
Colin M. Edwards	53	Senior Vice President, Quality and Safety	1979
Andrew F. Kremer	53	Senior Vice President, Global Sales	1998
William C. Markley, III	64	Senior Vice President and General Counsel	1981
John McLachlan	64	Senior Vice President, Acquisitions and Strategy	1974
Patricia H. Summers	53	Senior Vice President, Global Human Resources	2004
Nazim G. Thawerbhoy	63	Senior Vice President and Controller	1979

All of the officers listed in the preceding table serve in their respective capacities at the pleasure of the Board of Directors and, with the exception of Messrs. McMahon and Pragada and Ms. Carmody, have served in executive and senior management capacities with the Company for more than five years.

Mr. McMahon joined the Company in April 2007 through the acquisition of Edwards and Kelcey, Inc. Mr. McMahon served in various senior management roles with Edwards and Kelcey since first joining them in 1991, most recently as chairman and chief executive officer from 1999 to 2007. Prior to joining Jacobs in 2008, Ms. Carmody served as the Chief Information Officer for SAIC Inc., a large provider of scientific, engineering, systems integration and technical services and solutions, from August 2003 to April 2008. Mr. Pragada joined Jacobs in March 2006 as Vice President Operations, North American Field Services, and was promoted to Group Vice President in February 2009. Prior to joining Jacobs, Mr. Pragada was the Chief Operating Officer of Kinetic Systems, an engineering, construction, and manufacturing company for the pharmaceutical and semiconductor industries from December 1998 to February 2006, and has held other senior positions globally.

Code of Ethics

We have adopted a code of ethics for our chief executive, chief financial and principal accounting officers; a code of business conduct and ethics for members of our Board of Directors; and corporate governance guidelines. The full text of the codes of ethics and corporate governance guidelines is available at our website www.jacobs.com. In the event we make any amendment to, or grant any waiver from, a provision of the code of ethics that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we will disclose such amendment or waiver and the reasons therefor on our website. We will provide any person without charge a copy of any of the aforementioned codes of ethics upon receipt of a written request. Requests should be addressed to: Jacobs Engineering Group Inc., 1111 S. Arroyo Parkway, Pasadena, California, 91105, Attention: Corporate Secretary.

Corporate Governance

The information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents certain information about our equity compensation plans as of October 1, 2010:

	Column A	Column B	Column C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants, and rights**	**Weighted-average exercise price of outstanding options, warrants, and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)**
Equity compensation plans approved by shareholders - (a)	7,410,580	$39.10	8,327,227
Equity compensation plans not approved by shareholders	—	—	—
Total	7,410,580	$39.10	8,327,227

(a): The number in Column A excludes purchase rights accruing under our two, broad-based, shareholder-approved employee stock purchase plans: The Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan (the "1989 ESPP"), and the Global Employee Stock Purchase Plan (the "GESPP"). These plans give employees the right to purchase shares at an amount and price that are not determinable until the end of the specified purchase periods, which occurs monthly. Our shareholders have authorized a total of 27.8 million shares of common stock to be issued through the 1989 ESPP and the GESPP. From the inception of the 1989 ESPP and the GESPP through October 1, 2010, a total of 22.7 million shares have been issued, leaving 5.2 million shares of common stock available for future issuance at that date.

The information required by Item 403 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) The Company's Consolidated Financial Statements at October 1, 2010 and October 2, 2009 and for each of the three years in the period ended October 1, 2010, October 2, 2009 and September 26, 2008 and the notes thereto, together with the report of the independent auditors on those Consolidated Financial Statements are hereby filed as part of this report, beginning on page F-1.

(2) Financial statement schedules—no financial statement schedules are presented as the required information is either not applicable, or is included in the consolidated financial statements or notes thereto.

(3) See Exhibits and Index to Exhibits, below.

(b) Exhibits and Index to Exhibits:

3.1	Amended and Restated Certificate of Incorporation of the Registrant. Filed as Exhibit 10.4 to the Registrant's fiscal 2007 Annual Report on Form 10-K and incorporated herein by reference.
3.2	Jacobs Engineering Group Inc. Amended and Restated Bylaws, dated January 28, 2010. Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated January 28, 2010 and incorporated herein by reference.
4.1	See Sections 5 through 18 of Exhibit 3.1.
4.2	See Article II, Section 3.03 of Article III, Article VI and Section 7.04 of Article VII of Exhibit 3.2.
4.3	Amended and Restated Rights Agreement, amended and restated as of December 20, 2000 by and between the Registrant and Mellon Investor Services LLC, as Rights Agent. Filed as Exhibit 1 to Registrant's Form 8-A/A filed on December 22, 2000 and incorporated herein by reference.
10.1 #	The Jacobs Engineering Group Inc. Incentive Bonus Plan for Officers and Key Managers. Filed as Exhibit 10.1 to the Registrant's fiscal 2006 Annual Report on Form 10-K and incorporated herein by reference.
10.2 #	The Executive Security Program of Jacobs Engineering Group Inc. Filed as exhibits 10.3 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.3 #	Amendment to the Executive Security Program of Jacobs Engineering Group Inc., dated December 23, 2008 Filed as exhibits 10.4 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.4 #	Amendment to the Executive Security Program of Jacobs Engineering Group Inc., dated May 31, 2009 Filed as exhibits 10.5 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.5 #	Jacobs Engineering Group Inc. 1991 Executive Deferral Plan, effective June 1, 1991. Filed as Exhibit 10.3 to the Registrant's fiscal 2006 Annual Report on Form 10-K and incorporated herein by reference.
10.6 #	Jacobs Engineering Group Inc. 1993 Executive Deferral Plan, effective December 1, 1993. Filed as exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.

10.7 #	Jacobs Engineering Group Inc. 1995 Executive Deferral Plan, effective January 1, 1995. Filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.8 #	Jacobs Engineering Group Inc. Amended and Restated Executive Deferral Plan. Filed as Exhibit 10.4 to the Registrant's fiscal 2007 Annual Report on Form 10-K and incorporated herein by reference.
10.9 #	The Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan, as Amended and Restated-effective January 22, 2009. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 27, 2009 and incorporated herein by reference.
10.10 #	The Jacobs Engineering Group Inc. Global Employee Stock Purchase Plan. Filed as exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.11	Form of Indemnification Agreement entered into between the Registrant and certain of its officers and directors. Filed as Exhibit 10.8 to the Registrant's fiscal 2008 Annual Report on Form 10-K and incorporated herein by reference.
10.12 #	Jacobs Engineering Group Inc. 401(k) Plus Savings Plan and Trust, as Amended and Restated April 1, 2003. Filed as Exhibit 10.4 to the Registrant's fiscal 2007 Annual Report on Form 10-K and incorporated herein by reference.
10.13 #	Jacobs Engineering Group Inc. 1999 Stock Incentive Plan, as Amended and Restated. Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 27, 2009 and incorporated herein by reference.
10.14	Jacobs Engineering Group Inc. 1999 Outside Director Stock Plan, as Amended and Restated. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2007 and incorporated herein by reference.
10.15	Credit Agreement dated as of December 15, 2005 among Jacobs Engineering Group Inc. and certain of its subsidiaries (as "Borrowers"), and the Bank of Nova Scotia, Wachovia Bank N.A., BNP Paribas., Bank of America, N.A. (as "Administrative Agent"), and other lender parties, and Banc of America Securities LLC (as "Sole Lead Arranger"). Filed as Exhibit 10.12 to the Registrant's fiscal 2006 Annual Report on Form 10-K and incorporated herein by reference.
10.16	Amendment Agreement Entered Into as of May 4, 2007 Among Jacobs Engineering Group Inc. and Certain Subsidiaries, the Bank of Nova Scotia as Canadian Facility Agent, Bank of America, N.A. as Administrative Agent, and Certain Other Lending Banks and Financial Institutions. Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2007 and incorporated herein by reference
†10.17 #	Assignment Letter Agreement dated February 16, 2005 between the Registrant and Thomas R. Hammond, Executive Vice President.
10.18 #	Amendment dated March 24, 2005 to the February 16, 2005 Assignment Letter Agreement between the Registrant and Thomas R. Hammond, Executive Vice President. Filed as Exhibit 10.15 to the Registrant's fiscal 2008 Annual Report on Form 10-K and incorporated herein by reference.
10.19 #	Amendment dated April 23, 2008 to the February 16, 2005 Assignment Letter Agreement between the Registrant and Thomas R. Hammond, Executive Vice President. Filed as Exhibit 10.16 to the Registrant's fiscal 2008 Annual Report on Form 10-K and incorporated herein by reference.

10.20 #	Amendment dated October 1, 2009 to the February 16, 2005 Assignment Letter Agreement between the Registrant and Thomas R. Hammond, Executive Vice President. Filed as exhibit 10.18 to the Registrant's fiscal 2009 Annual Report on Form 10-K and incorporated by reference.
10.21 #	Relocation Agreement dated October 1, 2009 between the Registrant and George A. Kunberger, Executive Vice President. Filed as exhibit 10.19 to the Registrant's fiscal 2009 Annual Report on Form 10-K and incorporated by reference.
10.22 #	Jacobs Engineering Group Inc. 2005 Executive Deferral Plan. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2010 and incorporated herein by reference.
10.23 #	Agreement between Jacobs Engineering Group Inc. and Noel G. Watson dated July 1, 2010. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2010 and incorporated herein by reference.
10.24 #	Consulting Agreement between Jacobs Engineering Group Inc. and Noel G. Watson dated July 1, 2010. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2010 and incorporated herein by reference.
10.25 #	Jacobs Engineering Group Inc. 2005 Executive Deferral Plan, effective January 1, 2005. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2010 and incorporated herein by reference.
†21.	List of Subsidiaries of Jacobs Engineering Group Inc.
†23.	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
†31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†101.INS	XBRL Instance Document
†101.SCH	XBRL Taxonomy Extension Schema Document
†101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
†101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
†101.LAB	XBRL Taxonomy Extension Label Linkbase Document
†101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Being filed herewith.

Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JACOBS ENGINEERING GROUP INC.

Dated: November 23, 2010

By: /s/ CRAIG L. MARTIN
Craig L. Martin
President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ CRAIG L. MARTIN **Craig L. Martin**	President, Chief Executive Officer and Director (Principal Executive Officer)	November 23, 2010
/s/ NOEL G. WATSON **Noel G. Watson**	Chairman of the Board	November 23, 2010
/s/ JOSEPH R. BRONSON **Joseph R. Bronson**	Director	November 23, 2010
/s/ JOHN F. COYNE **John F. Coyne**	Director	November 23, 2010
/s/ ROBERT C. DAVIDSON, JR. **Robert C. Davidson, Jr.**	Director	November 23, 2010
/s/ EDWARD V. FRITZKY **Edward V. Fritzky**	Director	November 23, 2010
/s/ JOHN P. JUMPER **John P. Jumper**	Director	November 23, 2010
/s/ LINDA FAYNE LEVINSON **Linda Fayne Levinson**	Director	November 23, 2010
/s/ BENJAMIN F. MONTOYA **Benjamin F. Montoya**	Director	November 23, 2010
/s/ THOMAS M.T. NILES **Thomas M.T. Niles**	Director	November 23, 2010
/s/ PETER J. ROBERTSON **Peter J. Robertson**	Director	November 23, 2010
/s/ JOHN W. PROSSER, JR. **John W. Prosser, Jr.**	Executive Vice President, Finance and Administration and Treasurer (Principal Financial Officer)	November 23, 2010
/s/ NAZIM G. THAWERBHOY **Nazim G. Thawerbhoy**	Senior Vice President and Controller (Principal Accounting Officer)	November 23, 2010

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

October 1, 2010

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

October 1, 2010

Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 . . . . F-3

Consolidated Statements of Earnings for the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008 . . . . F-4

Consolidated Statements of Comprehensive Income for the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008 . . . . F-4

Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008 . . . . F-5

Consolidated Statements of Cash Flows for the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008 . . . . F-6

Notes to Consolidated Financial Statements F-7–F-33

Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm F-34–F-35

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)
At October 1, 2010 and October 2, 2009

	2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 938,842	$1,033,619
Receivables	1,659,844	1,618,561
Deferred income taxes	117,698	117,066
Prepaid expenses and other current assets	50,658	49,203
Total current assets	2,767,042	2,818,449
Property, Equipment and Improvements, Net	215,032	240,350
Other Noncurrent Assets:		
Goodwill	1,118,889	929,842
Miscellaneous	582,954	439,973
Total other noncurrent assets	1,701,843	1,369,815
	$4,683,917	$4,428,614
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Notes payable	$ 79,399	$ 17,495
Accounts payable	303,877	340,651
Accrued liabilities	661,278	679,109
Billings in excess of costs	194,899	252,149
Income taxes payable	—	6,497
Total current liabilities	1,239,453	1,295,901
Long-term Debt	509	737
Other Deferred Liabilities	579,027	500,501
Commitments and Contingencies		
Stockholders' Equity:		
Capital stock:		
Preferred stock, $1 par value, authorized—1,000,000 shares; issued and outstanding—none	—	—
Common stock, $1 par value, authorized—240,000,000 shares; issued and outstanding—125,909,073 shares and 124,229,933 shares, respectively	125,909	124,230
Additional paid-in capital	767,514	703,860
Retained earnings	2,251,366	2,009,338
Accumulated other comprehensive loss	(285,741)	(211,515)
Total Jacobs stockholders' equity	2,859,048	2,625,913
Noncontrolling interests	5,880	5,562
Total Group stockholders' equity	2,864,928	2,631,475
	$4,683,917	$4,428,614

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

For the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008
(In thousands, except per share information)

	2010	2009	2008
Revenues	$ 9,915,517	$11,467,376	$11,252,159
Costs and Expenses:			
Direct costs of contracts	(8,582,912)	(9,906,493)	(9,517,673)
Selling, general and administrative expenses	(932,522)	(940,310)	(1,091,427)
Operating Profit	400,083	620,573	643,059
Other (Expense) Income:			
Interest income	4,791	13,145	15,447
Interest expense	(9,874)	(2,916)	(4,414)
Miscellaneous income (expense), net	(3,066)	(6,670)	3,876
Total other income (expense), net	(8,149)	3,559	14,909
Earnings Before Taxes	391,934	624,132	657,968
Income Tax Expense	(145,647)	(224,919)	(236,669)
Net Earnings of the Group	246,287	399,213	421,299
Net (Earnings) Loss Attributable to Noncontrolling Interests	(313)	641	(557)
Net Earnings Attributable to Jacobs	$ 245,974	$ 399,854	$ 420,742
Net Earnings Per Share:			
Basic	$ 1.98	$ 3.26	$ 3.47
Diluted	$ 1.96	$ 3.21	$ 3.38

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008
(In thousands)

	2010	2009	2008
Net Earnings of the Group	$246,287	$ 399,213	$ 421,299
Other Comprehensive (Loss) Income:			
Foreign currency translation adjustments	(9,338)	(4,106)	(23,206)
FASB Statement No. 158 adjustment to remove early pension measurement date	—	(3,451)	—
Minimum pension liability adjustments	(89,091)	(116,381)	(141,249)
Losses on cash flow hedges	(1,444)	(6,623)	(934)
Other Comprehensive Loss Before Income Taxes	(99,873)	(130,561)	(165,389)
Income Tax Benefit	25,647	48,316	45,499
Net Other Comprehensive Loss	(74,226)	(82,245)	(119,890)
Net Comprehensive Income of the Group	172,061	316,968	301,409
Net Comprehensive Income (Loss) Attributable to Noncontrolling Interests	(313)	641	(557)
Total Comprehensive Income	$171,748	$ 317,609	$ 300,852

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008 (In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Jacobs Stockholders' Equity	Noncontrolling Interests	Total Group Stockholders' Equity
Balances at September 28, 2007	$120,222	$460,468	$1,272,352	$ (9,380)	$1,843,662	$ 51	$1,843,713
Net earnings	—	—	420,742	—	420,742	557	421,299
Foreign currency translation adjustments, net of deferred tax expense of $4,550	—	—	—	(18,656)	(18,656)	(234)	(18,890)
Pension liability, net of deferred tax benefit of $40,673	—	—	—	(100,575)	(100,575)	—	(100,575)
Other, miscellaneous elements of total comprehensive income (loss), net of deferred tax benefit of $275	—	—	—	(659)	(659)	—	(659)
Noncontrolling interest acquired	—	—	—	—	—	5,804	5,804
Issuances of equity securities, net	2,850	172,318	—	—	175,168	—	175,168
Adjustment to initially apply FASB Interpretation No. 48	—	—	(5,340)	—	(5,340)	—	(5,340)
Repurchases of equity securities	(371)	(1,743)	(67,081)	—	(69,195)	—	(69,195)
Balances at September 26, 2008	122,701	631,043	1,620,673	(129,270)	2,245,147	6,178	2,251,325
Net earnings	—	—	399,854	—	399,854	(641)	399,213
Foreign currency translation adjustments, net of deferred tax expense of $8,850	—	—	—	4,744	4,744	25	4,769
FASB Statement No. 158 adjustment to remove early pension measurement date, net of deferred tax benefit of $2,469	—	—	(5,735)	(982)	(6,717)	—	(6,717)
Pension liability, net of deferred tax benefit of $34,536	—	—	—	(81,845)	(81,845)	—	(81,845)
Other, miscellaneous elements of total comprehensive income (loss), net of deferred tax benefit of $2,461	—	—	—	(4,162)	(4,162)	—	(4,162)
Issuances of equity securities, net	1,673	75,493	—	—	77,166	—	77,166
Repurchases of equity securities	(144)	(2,676)	(5,454)	—	(8,274)	—	(8,274)
Balances at October 2, 2009	124,230	703,860	2,009,338	(211,515)	2,625,913	5,562	2,631,475
Net earnings	—	—	245,974	—	245,974	313	246,287
Foreign currency translation adjustments	—	—	—	(9,338)	(9,338)	5	(9,333)
Pension liability, net of deferred tax benefit of $25,095	—	—	—	(63,996)	(63,996)	—	(63,996)
Other, miscellaneous elements of total comprehensive income (loss), net of deferred tax benefit of $552	—	—	—	(892)	(892)	—	(892)
Issuances of equity securities, net	1,802	66,635	—	—	68,437	—	68,437
Repurchases of equity securities	(123)	(2,981)	(3,946)	—	(7,050)	—	(7,050)
Balances at October 1, 2010	$125,909	$767,514	$2,251,366	$(285,741)	$2,859,048	$5,880	$2,864,928

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended October 1, 2010, October 2, 2009, and September 26, 2008
(In thousands)

	2010	2009	2008
Cash Flows from Operating Activities:			
Net earnings	$ 245,974	$ 399,854	$ 420,742
Adjustments to reconcile net earnings to net cash flows from operations:			
Depreciation and amortization:			
Property, equipment and improvements	64,447	68,670	63,725
Intangible assets	24,048	17,672	9,401
Gains on sales of investment	—	(1,249)	(10,609)
Stock based compensation	24,361	24,085	21,289
Excess tax benefits from stock based compensation	(2,884)	(3,514)	(46,257)
Losses on sales of assets, net	353	152	85
Changes in assets and liabilities, excluding the effects of businesses acquired:			
Receivables	(3,052)	300,929	(276,671)
Prepaid expenses and other current assets	(56)	(4,972)	1,875
Accounts payable	(46,920)	(117,537)	45,782
Accrued liabilities	(43,328)	(135,121)	55,471
Billings in excess of costs	(42,819)	14,475	(28,932)
Income taxes payable	(24,733)	(30,414)	56,108
Deferred income taxes	551	342	386
Other, net	1,028	95	1,016
Net cash provided by operating activities	196,970	533,467	313,411
Cash Flows from Investing Activities:			
Additions to property and equipment	(49,075)	(55,528)	(114,786)
Disposals of property and equipment	14,379	2,270	383
Net change in miscellaneous, non-current assets	28,329	15,713	(38,871)
Changes in investments, net	(108,492)	(34,040)	7,431
Acquisitions of businesses, net of cash acquired	(259,492)	(23,329)	(264,067)
Net cash used for investing activities	(374,351)	(94,914)	(409,910)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	—	2,030	45,570
Repayments of long-term borrowings	(217)	(47,993)	(27,335)
Net change in short-term borrowings	58,090	15,933	(6,821)
Proceeds from issuances of common stock	36,209	43,361	46,362
Excess tax benefits from stock based compensation	2,884	3,514	46,257
Other, net	(1,336)	(55,848)	(5,244)
Net cash provided by (used for) financing activities	95,630	(39,003)	98,789
Effect of Exchange Rate Changes	(13,026)	29,649	(11,222)
Increase (Decrease) in Cash and Cash Equivalents	(94,777)	429,199	(8,932)
Cash and Cash Equivalents at Beginning of Period	1,033,619	604,420	613,352
Cash and Cash Equivalents at End of Period	$ 938,842	$1,033,619	$ 604,420

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Description of Business

We provide a broad range of technical, professional, and construction services including engineering, design, and architectural services; construction and construction management services; operations and maintenance services; and process, scientific, and systems consulting services. We provide our services through offices and subsidiaries located primarily in North America, Europe, the Middle East, Asia, and Australia. We provide our services under cost-reimbursable, cost-reimbursable with a guaranteed maximum price, and fixed-price contracts. The percentage of revenues realized from each of these types of contracts for each of the last three fiscal years was as follows:

	2010	2009	2008
Cost-reimbursable	86%	85%	86%
Fixed-price	13	14	12
Guaranteed maximum price	1	1	2

Basis of Presentation, Definition of Fiscal Year, and Other Matters

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the parent company, Jacobs Engineering Group Inc., and its subsidiaries. As used herein, references to the "Company", "we", "us" or "our" are to both Jacobs Engineering Group Inc. and its consolidated subsidiaries, and references to "Jacobs" refer to the parent company only. References herein to "Group" are to the combined economic interests and activities of Jacobs and the persons and entities holding noncontrolling interests in our consolidated subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the Friday closest to September 30 (determined on the basis of the number of workdays) and, accordingly, an additional week of activity is added every five to six years.

In December 2007, the FASB issued SFAS No. 160—*Noncontrolling Interests in Consolidated Financial Statements* (as codified in Accounting Standards Codification ("ASC") 810-10-45). ASC 810-10-45 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. ASC 810-10-45 was effective for the Company October 3, 2009.

The guidance in ASC 810-10-45 requires the Company to present noncontrolling (formerly known as minority) interests in the Consolidated Balance Sheets as a component of our total stockholders' equity. ASC 810-10-45 also requires the company to present in the Consolidated Statements of Earnings net earnings inclusive of noncontrolling interests, net earnings attributable to the noncontrolling interests, and net earnings attributable to the Company. The Company has changed its method of accounting for the years presented in the Consolidated Financial Statements to conform to this new presentation.

The Company has evaluated events occurring subsequent to the end of its fiscal 2010 through the date of its filing of the Annual Report on Form 10-K that includes these consolidated financial statements with the U.S. Securities and Exchange Commission. No material subsequent events have occurred since October 1, 2010 that required recognition or disclosure in these financial statements.

2. Significant Accounting Policies

Revenue Accounting for Contracts and Use of Joint Ventures

In general, we recognize revenues at the time we provide services. Depending on the commercial terms of the contract, we recognize revenues either when costs are incurred, or using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. We also recognize as revenues costs associated with claims and unapproved change orders to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated.

Certain cost-reimbursable contracts include incentive-fee arrangements. The incentive fees in such contracts can be based on a variety of factors but the most common are the achievement of target completion dates, target costs, and/or other performance criteria. Failure to meet these targets can result in unrealized incentive fees. We recognize incentive fees based on expected results using the percentage-of-completion method of accounting. As the contract progresses and more information becomes available, the estimate of the anticipated incentive fee that will be earned is revised as necessary. We bill incentive fees based on the terms and conditions of the individual contracts. In certain situations we are allowed to bill a portion of the incentive fees over the performance period of the contract. In other situations, we are allowed to bill incentive fees only after the target criterion has been achieved. Incentive fees which have been recognized but not billed are included in receivables in the accompanying Consolidated Balance Sheets.

Certain cost-reimbursable contracts with government customers as well as certain commercial clients provide that contract costs are subject to audit and adjustment. In this situation, revenues are recorded at the time services are performed based upon the amounts we expect to realize upon completion of the contracts. Revenues are not recognized for non-recoverable costs. In those situations where an audit indicates that we may have billed a client for costs not allowable under the terms of the contract, we estimate the amount of such nonbillable costs and adjust our revenues accordingly.

When we are directly responsible for subcontractor labor or third-party materials and equipment, we reflect the costs of such items in both revenues and costs. On those projects where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not reflected in either revenues or costs.

The following table sets forth pass-through costs included in revenues during fiscal 2010, 2009, and 2008 (in millions):

	2010	2009	2008
Pass-through costs included in revenues	$2,723.3	$4,017.0	$3,517.4

As is common to the industry, we execute certain contracts jointly with third parties through various forms of joint ventures and consortiums. For certain of these joint ventures (i.e., where we have an undivided interest in the assets and liabilities of the joint venture), we recognize our proportionate share of joint venture revenues, costs, and operating profit in our Consolidated Statements of Earnings. For other investments in engineering and construction joint ventures, we use the equity method of accounting.

Very few of our joint ventures have employees. Although the joint ventures own and hold the contracts with the clients, the services required by the contracts are typically performed by us and our joint venture partners, or by other subcontractors under subcontracting agreements with the joint ventures. The assets of our joint ventures, therefore, consist almost entirely of cash and receivables (representing amounts due from the clients), and the liabilities of our joint ventures consist almost entirely of amounts due to the joint venture partners (for services provided by the partners to the joint ventures under their individual subcontracts) and other subcontractors. In general, at any given time, the equity of our joint ventures represents the undistributed profits earned on contracts the joint ventures hold with clients. None of our joint ventures have third-party debt or credit facilities. Our joint ventures, therefore, are simply mechanisms used to deliver engineering and construction services to clients. Rarely do they, in and of themselves, present any risk of loss to us or to our partners separate from those that we would carry if we were performing the contract on our own. Under U.S. GAAP, our share of losses associated with the contracts held by the joint ventures, if and when they occur, has always been reflected in our consolidated financial statements.

We have analyzed our joint ventures (sometimes referred to as "variable interest entities", or "VIEs", within U.S. GAAP) and have classified them into two groups: (i) those VIEs of which we are the primary beneficiary of the VIEs' expected residual returns or losses; and (ii) those VIEs of which we are not the primary beneficiary of the VIEs' expected residual returns or losses. In accordance with U.S. GAAP, we apply the consolidation method of accounting for our investment in material VIEs of which we are the primary beneficiary.

The following table presents certain financial information as of October 1, 2010 about those VIEs (i) for which we are the primary beneficiary, and (ii) for which we are not the primary beneficiary (in thousands):

Selected financial information about those VIEs for which we are the primary beneficiary:	
Total assets	$ 50,868
Total liabilities	$ 38,010
Selected financial information about those VIEs for which we are not the primary beneficiary:	
Total assets	$182,840
Total liabilities	$147,942

Fair Value Measurements

Certain amounts included in the accompanying consolidated financial statements are presented at "fair value". Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider those assumptions we believe a typical market participant would consider when pricing an asset or liability. In measuring fair value, we use the following inputs in the order of priority indicated:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices in active markets included in Level 1, such as (i) quoted prices for similar assets or liabilities; (ii) quoted prices in markets that have insufficient volume or infrequent transactions (i.e., less active markets; and (iii) model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data for substantially the full term of the asset or liability.

Level 3 Unobservable inputs to the valuation methodology that are significant to the fair value measurement.

The net carrying amounts of cash and cash equivalents, receivables, and notes payable approximate fair value due to the short-term nature of these instruments. Similarly, we believe the carrying value of our long-term debt also approximates fair value based on the interest rates and scheduled maturities applicable to the outstanding borrowings. Certain other assets and liabilities, such as forward contracts and an interest rate swap agreement we purchased as cash-flow hedges (discussed below), are required to be carried in our consolidated financial statements at fair value.

The fair value of the Company's reporting units (needed for purposes of determining whether there is an indication of possible impairment of the carrying value of goodwill) is determined using a market approach that multiplies the after-tax earnings of each reporting unit for the trailing twelve months by the Company's overall average market earnings multiple.

With respect to share-based payments, we use the Black-Scholes option-pricing model to compute the fair value of stock options granted to employees and directors. The Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Like all option-pricing models, the Black-Scholes model requires the use of highly subjective assumptions including (i) the expected volatility of the market price of the underlying stock, and (ii) the expected term of the award, among others. Accordingly, changes in assumptions and any subsequent adjustments to those assumptions can cause drastically different fair values to be assigned to our stock option awards. Additionally, the amount of expense recorded in the accompanying consolidated financial statements may not be representative of the effects on our future consolidated financial statements because option awards tend to vest over several years and additional awards of stock options may be made in the future.

The methods used for determining the fair value of the assets owned by the Company's various pension plans are described in Note 7—*Pension Plans*, below.

The methodologies described above and elsewhere in these Notes to Consolidated Financial Statements may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cash Equivalents

We consider all highly liquid investments with original maturities of less than three months to be cash equivalents. Cash equivalents at October 1, 2010 and October 2, 2009 consisted primarily of money market mutual funds and overnight bank deposits.

Receivables and Billings in Excess of Costs

The following table presents the components of "Receivables" appearing in the accompanying Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 as well as certain other related information (in thousands):

	2010	2009
Components of receivables:		
Amounts billed	$ 829,518	$ 846,716
Unbilled receivables and other	793,918	750,035
Retentions receivable	47,165	31,409
Allowance for doubtful accounts	(10,757)	(9,599)
Total receivables, net	$1,659,844	$1,618,561
Other information about receivables:		
Amounts due from the United States federal government included above, net of advanced billings	$ 309,176	$ 366,158
Claims receivable relating to:		
The SIVOM project (described below)	$ —	$ 37,887
Other projects	14,201	19,813
Total	$ 14,201	$ 57,700

Unbilled receivables represent reimbursable costs and amounts earned and reimbursable under contracts in progress as of the respective balance sheet dates. Such amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. We anticipate that substantially all of such unbilled amounts will be billed and collected over the next fiscal year.

Claims receivable represent certain costs incurred on contracts to the extent it is probable that such claims will result in additional contract revenue and the amount of such additional revenue can be reliably estimated. With the exception of the claim receivable relating to the SIVOM project, claims receivable are included in "Receivables" in the accompanying Consolidated Balance Sheets. Due to the uncertainty as to when the SIVOM project claim was expected to settle, it had been classified as long-term and was included in "Other Noncurrent Assets" in the accompanying Consolidated Balance Sheet at October 2, 2009. During the third quarter of fiscal 2010, the Company received an unfavorable court judgment (the "SIVOM Judgment") relating to the SIVOM project and, as a result, wrote-off most of the SIVOM project claim receivable. This matter is discussed more fully in Note 11—*Contractual Guarantees, Litigation, Investigations, and Insurance.*

"Billings in excess of costs" represent cash collected from clients, and billings to clients in advance of work performed. We anticipate that substantially all such amounts will be earned over the next twelve months.

Property, Equipment and Improvements

Property, equipment and improvements are carried at cost, and are shown net of accumulated depreciation and amortization in the accompanying Consolidated Balance Sheets. Depreciation and amortization is computed primarily by using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Estimated useful lives range from 20 to 40 years for buildings, from 3 to 10 years for equipment and from 4 to 10 years for leasehold improvements.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill and the cost of intangible assets with indefinite lives are not amortized, but are instead tested for possible impairment annually (or more frequently if events occur or circumstances change that would more likely than not reduce the fair values of our reporting units below their respective carrying values). The first step in the impairment test process is to compare the fair value of each of the Company's reporting units to their respective carrying amount, including goodwill. In the event that the carrying value of a reporting unit exceeds its fair value, a second test is performed to measure the amount of the impairment loss, if any. In performing the annual impairment test, the Company evaluates goodwill at the reporting unit level. We have determined that our operating segment is comprised of two reporting units based on geography. Based on the results of these tests, there were no indications of impairment of either reporting unit for each of the fiscal years ended October 1, 2010, October 2, 2009, and September 26, 2008.

Intangible assets and the associated amortization are predominantly related to acquired customer relationships. The change in goodwill during the period is predominately related to businesses acquired during fiscal 2010.

Foreign Currencies

In preparing our consolidated financial statements, it is necessary to translate the financial statements of our subsidiaries operating outside the United States, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. In accordance with U.S. GAAP, revenues and expenses of operations outside the United States are translated into U.S. dollars using weighted-average exchange rates for the applicable period(s) being translated while the assets and liabilities of operations outside the United States are generally translated into U.S. dollars using period-end exchange rates. The net effect of foreign currency translation adjustments is included in stockholders' equity as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted EPS gives effect to all dilutive securities that were outstanding during the period. Our dilutive securities consist of nonqualified stock options and restricted stock (including restricted stock units).

Share-Based Payments

We measure the value of services received from employees and directors in exchange for an award of an equity instrument based on the grant-date fair value of the award. The computed value is recognized as a non-cash cost over the period the individual provides services, which is typically the vesting period of the award.

With respect to restricted stock and restricted stock units, the cost of unearned compensation equivalent to the fair value of the stock issued on the date of award is amortized against earnings over the periods during which the restrictions lapse.

Information about Share-Based Payments Made to Employees—The fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions with respect to our annual award:

	2010	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	43.12%	45.42%	35.10%
Risk-free interest rate	2.54%	2.94%	3.08%
Expected term of options (in years)	6.14	6.25	4.75

Information about Share-Based Payments Made to Directors—The fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions with respect to our annual award:

	2010	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	40.78%	47.62%	37.88%
Risk-free interest rate	2.85%	2.44%	4.24%
Expected term of options (in years)	6.29	6.29	7.13

Concentrations of Credit Risk

Our cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in North America, Europe, and Asia. In the normal course of business, and consistent with industry practices, we grant credit to our clients without requiring collateral. Concentrations of credit risk is the risk that, if we extend a significant amount of credit to clients in a specific geographic area or industry, we may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to our diverse client base, which includes the U.S. federal government and multi-national corporations operating in a broad range of industries and geographic areas. Additionally, in order to mitigate credit risk, we continually evaluate the credit worthiness of our major commercial clients.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires us to employ estimates and make assumptions that affect the reported amounts of certain assets and liabilities; the revenues and expenses reported for the periods covered by the financial statements; and certain amounts disclosed in the Notes to the Consolidated Financial Statements. Although such estimates and assumptions are based on management's most recent assessment of the underlying facts and circumstances utilizing the most current information available and past experience, actual results could differ significantly from those estimates and assumptions. Our estimates, judgments, and assumptions are evaluated periodically and adjusted accordingly.

Earlier in these Notes to Consolidated Financial Statements, we discussed three significant accounting policies that rely on the application of estimates and assumptions: revenue accounting for contracts; the process for testing goodwill for possible impairment; and the accounting for share-based payments to employees and directors. The following is a discussion of certain other significant accounting policies that rely on the use of estimates:

Accounting for Pensions—We use certain assumptions and estimates in order to calculate periodic pension cost and the value of the assets and liabilities of our pension plans. These assumptions involve discount rates, investment returns, and projected salary increases, among others. Changes in the actuarial assumptions may have a material affect on the plans' assets and liabilities, and the associated pension expense.

Accounting for Income Taxes—We determine our consolidated income tax provision using the asset and liability method prescribed by U.S. GAAP. Under this method, deferred tax assets and liabilities are recognized for the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Such deferred tax assets and liabilities are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. If and when we determine that a deferred tax asset will not be realized for its full amount, we will recognize and record a valuation allowance with a corresponding charge to earnings. Judgment is required in determining our worldwide provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, we file income, franchise, gross receipts and similar tax returns in many jurisdictions. Our tax returns are subject to audit and investigation by the Internal Revenue Service, most states in the United States, and by various government agencies representing many jurisdictions outside the United States.

In June 2006, the Financial Accounting Standards Board "(FASB") issued Interpretation No. 48—*Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48", as codified in ASC 740-10). ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with U.S. GAAP. U.S. GAAP prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on an entity's tax return. ASC 740-10 also provides guidance on derecognition; classification; interest and penalties; accounting in interim periods; disclosure and transition. The Company adopted FIN 48 effective October 1, 2007.

Contractual Guarantees, Litigation, Investigations, and Insurance—In the normal course of business, we are subject to certain contractual guarantees and litigation. We record in the Consolidated Balance Sheets amounts representing our estimated liability relating to such guarantees, litigation, and insurance claims. We perform an analysis to determine the level of reserves to establish for both insurance-related claims that are known and have been asserted against us as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our Consolidated Statements of Earnings. In addition, as a contractor providing services to various agencies of the United States federal government, we are subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to contract performance, pricing, costs, cost allocations, and procurement practices. We adjust revenues based upon the amounts we expect to realize considering the effects of any client audits or governmental investigations.

3. Stock Purchase and Stock Option Plans

Broad-Based, Employee Stock Purchase Plans

We sponsor two, broad-based, shareholder-approved employee stock purchase plans: the Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan (the "1989 ESPP") and the Jacobs Engineering Group Inc. Global Employee Stock Purchase Plan (the "GESPP"). Both plans give employees the right to purchase shares of the common stock of Jacobs at a discount that is limited to 5% of the per-share market value on the day shares are sold to employees.

The following table summarizes the stock issuance activity under the 1989 ESPP and the GESPP during each of the last three fiscal years:

	2010	2009	2008
Aggregate Purchase Price Paid for Shares Sold:			
Under the 1989 ESPP	$30,042,431	$37,246,390	$33,092,354
Under the GESPP	2,850,202	3,033,146	3,945,705
Total	$32,892,633	$40,279,536	$37,038,059
Aggregate Number of Shares Sold:			
Under the 1989 ESPP	802,508	966,241	447,572
Under the GESPP	74,848	76,420	53,602
Total	877,356	1,042,661	501,174

At October 1, 2010, there were 4,682,333 shares reserved for issuance under the 1989 ESPP, and there were 482,777 shares reserved for issuance under the GESPP.

Stock Incentive Plans

We sponsor two, continuing, shareholder-approved stock incentive plans: the 1999 Stock Incentive Plan (the "1999 SIP") and the 1999 Outside Director Stock Plan (the "1999 ODSP"). The 1999 SIP provides for the issuance of incentive stock options, nonqualified stock options and restricted stock to employees. The 1999 ODSP provides for awards of shares of common stock, restricted stock, and restricted stock units, and grants of nonqualified stock options to our outside (i.e., nonemployee) directors. The 1999 SIP and the 1999 ODSP (together, the "1999 Plans") replaced our 1981 Executive Incentive Plan (the "1981 Plan"). The following table sets forth certain information about the 1999 Plans:

	1999 SIP	1999 ODSP	Total
Number of shares authorized	18,700,000	800,000	19,500,000
Number of remaining shares reserved for issuance at October 1, 2010	10,092,197	480,500	10,572,697
Number of shares relating to outstanding stock options at October 1, 2010	7,175,705	234,875	7,410,580
Number of shares available for future awards:			
At October 1, 2010	2,916,492	245,625	3,162,117
At October 2, 2009	4,208,330	278,000	4,486,330

The number of shares of common stock that may be awarded under the 1999 SIP in the form of restricted stock is limited to 4,870,000 shares, and shares of restricted stock that are subsequently forfeited become available again for issuance as restricted stock. At October 1, 2010, there were a total of 2,916,492 shares of common stock that remained available for issuance in the form of restricted stock under the 1999 SIP.

The following table presents the Company's total pre-tax compensation cost relating to share-based payments included in the accompanying Consolidated Statements of Earnings (in thousands):

	2010	2009	2008
Share-based compensation expense (pre-tax)	$24,361	$24,085	$21,289

The following table summarizes the stock option activity under the 1999 Plans and the 1981 Plan for each of the last three fiscal years:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at September 28, 2007	8,463,131	$25.96
Granted	746,950	$90.87
Exercised	(2,214,872)	$17.84
Cancelled or expired	(62,650)	$38.27
Outstanding at September 26, 2008	6,932,559	$35.45
Granted	688,650	$41.07
Exercised	(527,616)	$15.07
Cancelled or expired	(62,576)	$57.38
Outstanding at October 2, 2009	7,031,017	$37.43
Granted	975,000	$43.79
Exercised	(447,200)	$15.90
Cancelled or expired	(148,237)	$60.39
Outstanding at October 1, 2010	7,410,580	$39.10

Stock options outstanding at October 1, 2010 consisted entirely of nonqualified stock options. The following table presents the total intrinsic value of stock options exercised (in thousands):

	2010	2009	2008
Intrinsic value of stock options exercised	$11,764	$15,033	$151,632

The total intrinsic value of stock options exercisable at October 1, 2010 was $54.7 million. The following table presents certain other information regarding our stock incentive plans:

	2010	2009	2008
At fiscal year end:			
Range of exercise prices for options outstanding	$10.79 – $94.11	$7.03 – $94.11	$7.03 – $94.11
Number of options exercisable	5,441,883	5,075,975	4,656,767
For the fiscal year:			
Range of prices relating to options exercised	$ 7.03 – $37.35	$7.73 – $37.68	$5.37 – $56.95
Estimated weighted average fair values of options granted	$ 19.33	$ 19.71	$ 32.20

The following table presents certain information regarding stock options outstanding, and stock options exercisable at October 1, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Price	Number	Weighted Average Exercise Price
$10.79 – $18.49	648,928	1.19	$15.69	648,928	$15.69
$19.21 – $26.95	2,413,452	1.64	$22.95	2,413,452	$22.95
$35.93 – $37.35	509,300	3.15	$37.31	479,800	$37.35
$37.68 – $46.86	2,376,700	6.37	$42.56	1,164,654	$43.22
$47.35 – $55.04	268,600	9.52	$48.06	1,050	$55.04
$56.95 – $57.81	518,300	3.75	$56.97	391,624	$56.97
$76.15 – $83.61	80,625	5.27	$81.33	40,625	$81.33
$88.19 – $94.11	594,675	4.62	$92.57	301,750	$92.57
	7,410,580	3.93	$39.10	5,441,883	$34.44

Our stock incentive plans allow participants to satisfy the exercise price of stock options by tendering shares of Jacobs common stock that have been owned by the participants for at least six months. Shares so tendered are retired and canceled, and are shown as repurchases of common stock in the accompanying Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income.

At October 1, 2010, the amount of compensation cost relating to nonvested awards not yet recognized in the financial statements is approximately $36.1 million. The majority of the unrecognized compensation costs will be recognized by the third quarter of fiscal 2013. The weighted average remaining contractual term of options currently exercisable is 2.45 years.

The following table presents the number of shares of restricted stock and restricted stock units issued under the 1999 Plans:

	2010	2009	2008
Restricted stock issued	525,600	147,300	187,563
Restricted stock units issued	9,000	9,000	18,000

The restrictions generally relate to the recipient's ability to sell or otherwise transfer the stock or stock units. There are also restrictions that subject the stock and stock units to forfeiture back to the Company until earned by the recipient through continued employment or service. At October 1, 2010 there were 1,117,700 shares of restricted stock and restricted stock units outstanding under the 1999 Plans.

4. Earnings Per Share

The following table (i) reconciles the denominator used to compute Basic EPS to the denominator used to compute Diluted EPS for each of the last three fiscal years, and (ii) discloses the number of antidilutive stock options outstanding at the end of each of the fiscal years indicated (in thousands):

	2010	2009	2008
Shares used to calculate EPS:			
Weighted average shares outstanding (denominator used to compute basic EPS)	124,134	122,772	121,083
Effect of stock options and restricted stock	1,656	1,762	3,274
Denominator used to compute diluted EPS	125,790	124,534	124,357
Antidilutive stock options	3,814	2,288	694

5. Property, Equipment and Improvements, Net

The following table presents the components of our property, equipment and improvements at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Land	$ 12,223	$ 11,901
Buildings	90,565	85,067
Equipment	433,395	430,220
Leasehold improvements	142,358	125,050
Construction in progress	3,570	5,845
	682,111	658,083
Accumulated depreciation and amortization	(467,079)	(417,733)
	$ 215,032	$ 240,350

6. Borrowings

Short-Term Credit Arrangements

The following table presents the total amount outstanding at October 1, 2010 and October 2, 2009 in the form of direct borrowings under the Company's committed and uncommitted short-term credit facilities together with the applicable, weighted-average effective interest rate thereon (dollars in thousands):

	2010	2009
Outstanding under short-term facilities	$79,399	$17,495
Interest rate	1.42%	1.01%

Long-term Debt and Credit Arrangements

The Company has a $290.0 million, long-term, revolving credit facility that expires in May 2012 and provides for unsecured borrowings from banks (a syndicate consisting of U.S., Canadian, and European banks) at either fixed rates offered by the banks at the time of borrowing on loans not greater than twelve months, or at variable rates based on the agent bank's base rate, LIBOR or the latest federal funds rate. The agreement contains certain negative covenants relating to the Company's "consolidated net worth", and a "leverage ratio" based on outstanding borrowings (including financial letters of credit) and earnings before interest, taxes, depreciation, and amortization (all as defined in the agreement). The agreement requires us to pay a facility fee based on the total amount of the commitments.

The following table presents certain information relating to the Company's $290.0 million, long-term revolving credit facility at October 1, 2010, October 2, 2009, and September 26, 2008 (dollars in thousands):

	2010	2009	2008
Amounts outstanding at year-end	$—	$ 737	$55,675
Weighted average interest rate on outstanding borrowings	—	3.06%	5.99%

The amount shown as "Long-term Debt" in the Accompanying Consolidated Balance Sheet at October 1, 2010 relates to a real estate mortgage acquired in connection with a recent business acquisition.

The following table presents the amount of interest paid by the Company during fiscal 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Amount of interest paid	$11,702	$1,690	$3,521

Included in interest payments for fiscal 2010 is approximately $9.9 million of interest paid in connection with the SIVOM Judgment (see Note 11—*Contractual Guarantees, Litigation, Investigations, and Insurance*, below).

7. Pension Plans

Company-Only Sponsored Plans

We sponsor various defined benefit pension plans covering employees of certain U.S. and international subsidiaries. The pension plans provide pension benefits that are based on the employee's compensation and years of service. Our funding policy is to fund the actuarially determined accrued benefits, allowing for projected compensation increases using the projected unit method.

The following table sets forth the change in the plans' combined net benefit obligation for each balance sheet presented (in thousands):

	2010	2009
Net benefit obligation at the beginning of the year	$ 991,460	$898,252
Service cost	22,722	19,212
Interest cost	54,129	49,781
Participants' contributions	12,467	13,186
Actuarial loss	147,002	87,820
Benefits paid	(33,396)	(26,593)
Curtailments/Settlements	(6,051)	—
Transfers	(35)	1,356
Special termination benefits	—	203
Removal of early measurement date	—	13,034
Effect of exchange rate changes	(20,929)	(64,791)
Net benefit obligation at the end of the year	$1,167,369	$991,460

The following table sets forth the change in the combined fair value of the plans' assets for each balance sheet presented (in thousands):

	2010	2009
Fair value of plan assets at the beginning of the year	$679,502	$664,699
Actual return on plan assets	89,000	(6,231)
Employer contributions	42,595	48,518
Participants' contributions	12,467	13,186
Gross benefits paid	(33,396)	(26,593)
Transfers	(35)	1,356
Curtailments/Settlements	(6,051)	—
Removal of early measurement date	—	36,151
Effect of exchange rate changes	(14,466)	(51,584)
Fair value of plan assets at the end of the year	$769,616	$679,502

The following table reconciles the combined funded statuses of the plans and recognized in the accompanying Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Net benefit obligation at the end of the year	$1,167,369	$991,460
Fair value of plan assets at the end of the year	769,616	679,502
Under funded amount recognized at the end of the year	$ 397,753	$311,958

The following table presents the amounts recognized in the accompanying Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Accrued benefit cost included in current liabilities	$ 1,473	$ 1,896
Accrued benefit cost included in noncurrent liabilities	396,280	310,062
Net amount recognized at the end of the year	$397,753	$311,958

In accordance with U.S. GAAP, we reflect the total funded status of all of our pension plans in our consolidated financial statements. Prior to fiscal 2009, U.S. GAAP allowed entities to determine the funded status of their pension plans as of a date prior to the end of their fiscal year. The FASB eliminated this early measurement date convention in fiscal 2009, and U.S. GAAP now requires pension plans to be valued as of an entity's fiscal year-end. The following adjustments were recognized, net of taxes, in the Company's Consolidated Balance sheet at October 2, 2009 from removal of the early measurement date (in thousands):

Retained earnings	$(5,735)
Accumulated other comprehensive loss	$ (982)

The following table presents the significant actuarial assumptions used in determining the funded statuses of the plans for each fiscal year presented:

	2010	2009	2008
Weighted average discount rates	2.1% to 5.1%	2.5% to 5.6%	5.25% to 6.25%
Rates of compensation increases	3.25% to 3.5%	3.5%	3.5%
Expected rates of return on plan assets	2.2% to 8.0%	2.3% to 8.0%	5.0% to 9.0%

The following table presents certain amounts relating to our pension plans recognized in accumulated other comprehensive loss at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009	2008
Arising during the period:			
Net actuarial loss	$73,106	$87,613	$ 99,911
Prior service cost	(117)	(32)	1,865
Total	72,989	87,581	101,776
Reclassification adjustments:			
Net actuarial loss	(8,800)	(4,511)	(1,113)
Prior service cost	(193)	(243)	(88)
Total	(8,993)	(4,754)	(1,201)
Total	$63,996	$82,827	$100,575

The following table presents certain amounts relating to our pension plans recorded in accumulated other comprehensive loss that have not yet been recognized as components of net periodic pension cost at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Net actuarial loss	$265,555	$201,249
Prior service cost	1,569	1,879
Total	$267,124	$203,128

The following table presents the amount of accumulated comprehensive income that will be amortized against earnings as part of our net periodic pension cost in fiscal 2011 (in thousands):

Unrecognized net actuarial loss	$15,907
Unrecognized prior service cost	295
Accumulated comprehensive income to be recorded against earnings	$16,202

We consider various factors in developing the estimates for the expected, long-term rates of return on plan assets. These factors include the projected, long-term rates of returns on the various types of assets in which the plans invest, as well as historical returns. In general, investment allocations are determined by each plan's trustees and/or investment committees. The objectives of the plans' investment policies are to (i) maximize returns while preserving capital; (ii) provide returns sufficient to meet the current and long-term obligations of the plan as the obligations become due; and (iii) maintain a diversified portfolio of assets so as to reduce the risk associated with having a disproportionate amount of the plans' total assets invested in any one type of asset, issuer or geography. None of our pension plans hold Jacobs common stock directly (although some plans may hold shares indirectly through investments in mutual funds). The plans' weighted average asset allocations at October 1, 2010 and October 2, 2009 (the measurement dates used in valuing the plans' assets and liabilities) were as follows:

	2010	2009
Equity securities	43%	45%
Debt securities	35%	37%
Real estate investments	5%	5%
Other	17%	13%

The following table presents the fair value of the Company's pension plan assets at October 1, 2010 segregated by level of fair value measurement inputs within the fair value hierarchy promulgated by U.S. GAAP (refer to Note 2—*Significant Accounting Policies*, above) (in thousands):

	Fair Value, Determined Using Fair Value Measurement Inputs		
	Level 1	Level 3	Total
U.S. Domestic equities	$199,580	$ —	$199,580
Overseas equities	128,671	—	128,671
U.S. Domestic bonds	244,186	—	244,186
Overseas bonds	21,828	—	21,828
Cash and equivalents	16,189	—	16,189
"With Profits" funds	—	1,482	1,482
Real estate	—	41,515	41,515
Insurance contracts	—	27,465	27,465
Hedge funds	—	88,700	88,700
Total	$610,454	$159,162	$769,616

The following table summarizes the changes in the fair value of the Plans' Level 3 assets for the year ended October 1, 2010 (in thousands):

	"With Profits" Funds	Real Estate	Insurance Contracts	Hedge Funds	Totals
Balance, beginning of year	$1,557	$34,434	$25,706	$57,828	$119,525
Purchases, sales, and settlements	—	3,247	—	20,546	23,793
Realized and unrealized gains (losses)	(55)	4,438	2,888	10,685	17,956
Transfers	—	(5)	—	—	(5)
Effect of exchange rate changes	(20)	(599)	(1,129)	(359)	(2,107)
Balance, end of year	$1,482	$41,515	$27,465	$88,700	$159,162

Equity securities are valued by using market observable data such as quoted prices. Publicly traded corporate equity securities are valued at the last reported sale price on the last business day of the year of the plans. Securities not traded on the last business day are valued at the last reported bid price. Debt securities are valued at the last reported sale price on the last business day of the year of the plans. Securities not traded on the last business day are valued at the last reported bid price. Real estate consists primarily of common or collective trusts, with underlying investments in real estate, commodities and foreign exchange forward contracts. They are valued using the best information available, including quoted market prices or market prices for similar assets when available or internal cash flow estimates discounted at an appropriate interest rate or independent appraisals, as appropriate. Insurance contracts and investments in "with profits" funds are valued using actuarial assumptions and values reported by the fund managers.

The following table presents the amount of cash contributions we anticipate making into the plans during fiscal 2011 (in thousands):

Anticipated cash contributions	$37,978

The following table presents the total benefit payments expected to be paid to pension plan participants during each of the next five fiscal years, and in total for the five years thereafter (in thousands):

2011	$ 38,324
2012	41,808
2013	46,591
2014	48,604
2015	51,913
For the period 2016 through 2020	$318,602

The following table presents the components of net periodic pension cost recognized in the accompanying Consolidated Statements of Earnings for each of the last three fiscal years (in thousands):

	2010	2009	2008
Service cost	$ 22,722	$ 19,212	$ 24,763
Interest cost	54,129	49,781	50,421
Expected return on plan assets	(47,554)	(44,837)	(52,884)
Actuarial loss	12,334	5,116	1,687
Prior service cost	293	293	133
Net pension cost, before special items	41,924	29,565	24,120
Special termination benefits	—	203	—
Curtailments and settlements	1,206	—	754
Total net periodic pension cost recognized	$ 43,130	$ 29,768	$ 24,874

Multiemployer Plans

In the United States and Canada, we contribute to various trusteed pension plans covering hourly construction employees under industry-wide agreements. We also contribute to various trusteed plans in certain countries in Europe covering both hourly and certain salaried employees. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Information from the plans' administrators is not available to permit us to determine our share of unfunded benefits, if any. The following table presents the Company's contributions to these multiemployer plans during fiscal 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Contributions to multiemployer pension plans	$65,382	$51,958	$60,092

8. Savings and Deferred Compensation Plans

Savings Plans

We sponsor various defined contribution savings plans which allow participants to make voluntary contributions by salary deduction. Such plans cover substantially all of our domestic, nonunion employees in the U.S. and are qualified under section 401(k) of the United States Internal Revenue Code. Similar plans outside the U.S. cover various groups of employees of our international subsidiaries and affiliates. Several of these plans allow the Company to match, on a voluntary basis, a portion of the employee contributions. The following table presents the Company's contributions to these savings plans during fiscal 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Savings plans contributions	$57,346	$54,957	$46,718

Deferred Compensation Plans

Our Executive Security Plan and Executive Deferral Plans are nonqualified deferred compensation programs that provide benefits payable to directors, officers, and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. The following table presents the amount charged to expense for the Company's deferred compensation plans (in thousands):

	2010	2009	2008
Deferred compensation plans expense	$3,631	$8,327	$1,661

9. Income Taxes

The following table presents the components of our consolidated income tax expense for each of the last three fiscal years (in thousands):

	2010	2009	2008
Current income tax expense:			
Federal	$123,154	$146,865	$145,483
State	23,477	30,137	17,255
Foreign	22,909	42,597	71,625
Total current tax expense	169,540	219,599	234,363
Deferred income tax expense (benefit):			
Federal	(19,518)	(733)	(8,005)
State	(675)	397	1,695
Foreign	(3,700)	5,656	8,616
Total deferred tax expense (benefit)	(23,893)	5,320	2,306
Consolidated income tax expense	$145,647	$224,919	$236,669

Deferred taxes reflect the tax effects of the differences between the amounts recorded as assets and liabilities for financial reporting purposes and the comparable amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The following table presents the components of our net deferred tax assets at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Deferred tax assets:		
Obligations relating to:		
Defined benefit pension plans	$108,826	$ 83,734
Other employee benefit plans	137,810	129,279
Self-insurance programs	19,481	26,213
Contract revenues and costs	13,602	15,102
Foreign tax credits carryforward	14,305	—
Office closings / consolidations	—	1,076
Other	10,719	17,631
Gross deferred tax assets	304,743	273,035
Deferred tax liabilities:		
Depreciation and amortization	(81,693)	(91,501)
Residual U.S. tax on unremitted, non-U.S. earnings	—	(222)
Other, net	(792)	(1,954)
Gross deferred tax liabilities	(82,485)	(93,677)
Net deferred tax assets	$222,258	$179,358

The following table presents the income tax benefits realized from the exercise of nonqualified stock options, and disqualifying dispositions of stock sold under our employee stock purchase plans during each of the last three fiscal years (in millions):

	2010	2009	2008
Income tax benefits realized under stock plans	$4.0	$4.7	$51.1

The reconciliation of total income tax expense using the statutory U.S. federal income tax rate to the consolidated income tax expense shown in the accompanying Consolidated Statements of Earnings for each of the last three fiscal years follows (dollars in thousands):

	2010	2009	2008
Statutory amount (computed using 35%)	$137,177	$218,446	$230,289
State taxes, net of the federal benefit	14,821	19,848	12,317
Utilization of foreign tax credit carryover	—	(5,856)	(6,703)
Tax differential on foreign earnings	(7,178)	(9,838)	(5,565)
Other, net	827	2,319	6,331
Consolidated income tax expense	$145,647	$224,919	$236,669
Rates used to compute statutory amount	35.0%	35.0%	35.0%
Consolidated effective income tax rate	37.2%	36.0%	36.0%

The following table presents income tax payments made during each of the last three fiscal years (in millions):

	2010	2009	2008
Income tax payments	$170.8	$255.5	$177.7

The following table presents the components of our consolidated earnings before taxes for each of the last three fiscal years (in thousands):

	2010	2009	2008
United States earnings	$295,144	$449,065	$394,191
Foreign earnings	96,790	175,067	263,777
	$391,934	$624,132	$657,968

United States income taxes, net of applicable credits, have been provided on the undistributed earnings of the Company's foreign subsidiaries, except in those instances where the earnings are expected to be permanently reinvested. At October 1, 2010, approximately $26.1 million of such undistributed earnings of certain foreign subsidiaries was expected to be permanently reinvested. Should these earnings be repatriated, approximately $7.5 million of income taxes would be payable.

10. Commitments and Contingencies, and Derivative Financial Instruments

Commitments Under Operating Leases

We lease certain of our facilities and equipment under operating leases with net aggregate future lease payments of approximately $751.6 million at October 1, 2010 payable as follows (in thousands):

In fiscal years,	
2011	$172,573
2012	114,359
2013	87,219
2014	65,111
2015	100,931
Thereafter	229,760
	769,953
Amounts representing sublease income	(18,363)
	$751,590

We recognize rent expense, inclusive of landlord concessions and tenant allowances, over the lease term on a straight-line basis. We also recognize rent expense on a straight-line basis for leases containing fixed escalation clauses and rent holidays. Contingent rentals are included in rent expense as accruable. Operating leases relating to many of our major offices generally contain renewal options, and provide for additional rental based on escalation in operating expenses and real estate taxes.

The following table presents rent expense and sublease income offsetting the Company's rent expense during each of the last three fiscal years (in thousands):

	2010	2009	2008
Rent expense	$155,517	$159,682	$159,193
Sublease income	(11,160)	(10,012)	(10,590)
Net rent	$144,357	$149,670	$148,603

Guarantees

We are party to two synthetic lease agreements involving certain real and personal property located in Houston, Texas that we use in our operations. A synthetic lease is a type of off-balance sheet transaction which provides us with certain tax and other financial benefits. Significant terms of the leases are as follows:

	Lease 1	Lease 2
End of lease term	2011	2015
End of term purchase option (in thousands)	$49,000	$52,200
Residual value guaranty (in thousands)	$35,300	$38,800

Both lease agreements give us the right to request an extension of the lease term. We may also assist the owner in selling the properties at the end of their respective terms, the proceeds from which would be used to reduce our residual value guarantees. In connection with Lease 2, we entered into a floating-to-fixed interest rate swap agreement with a U.S. bank which fixes the amount of the Company's lease payments. At October 1, 2010 the notional amount of this hedge was $52.2 million. This instrument allows us to receive a floating rate payment tied to the 1-month LIBOR from the counterparty in exchange for a fixed-rate payment from us. We've determined this interest rate swap to be "highly effective" according to U.S. GAAP. The minimum lease payments required by both lease agreements are included in the above lease pay-out schedule. We have determined that the estimated fair value of the aforementioned financial guarantees was not significant at October 1, 2010.

Derivative Financial Instruments

In situations where our operations incur contract costs in currencies other than their functional currency, we attempt to have a portion of the related contract revenues denominated in the same currencies as the costs. In those situations where revenues and costs are transacted in different currencies, we sometimes enter into foreign exchange contracts in order to limit our exposure to fluctuating foreign currencies. The Company does not currently have exchange rate sensitive instruments that would have a material effect on our consolidated financial statements or results of operations.

Letters of Credit

Letters of credit outstanding at October 1, 2010 totaled $139.6 million.

11. Contractual Guarantees, Litigation, Investigations, and Insurance

In the normal course of business, we are subject to certain contractual guarantees and litigation. The guarantees to which we are a party generally relate to project schedules and plant performance. Most of the litigation in which we are involved has us as a defendant in workers' compensation; personal injury; environmental; employment/labor; professional liability; and other similar lawsuits.

We maintain insurance coverage for various aspects of our business and operations. We have elected, however, to retain a portion of losses that occur through the use of various deductibles, limits, and retentions under our insurance programs. This situation may subject us to some future liability for which we are only partially insured, or completely uninsured. We intend to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of our contracts.

Additionally, as a contractor providing services to the United States federal government and several of its agencies, we are subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to our contract performance, pricing, costs, cost allocations, and procurement practices. Furthermore, our income, franchise, and similar tax returns and filings are also subject to audit and investigation by the Internal Revenue Service, most states within the United States as well as by various government agencies representing jurisdictions outside the United States.

We record in our Consolidated Balance Sheets amounts representing our estimated liability relating to such claims, guarantees, litigation, and audits and investigations. We perform an analysis to determine the level of reserves to establish for insurance-related claims that are known and have been asserted against us, and for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our consolidated results of operations.

Management believes, after consultation with counsel, that such guarantees, litigation, United States government contract-related audits, investigations and claims, and income tax audits and investigations should not have any material adverse effect on our consolidated financial statements.

On June 25, 2010, we received an unfavorable judgment from an Administrative Tribunal in Strasbourg, France relating to a waste incineration plant project in France. The dispute involved a project to design and build a waste incineration plant in Sausheim, France by a consortium led by Serete (an entity Jacobs acquired in 1997) for the SIVOM de Mulhousienne ("SIVOM"). The contract was entered into in 1996, prior to the acquisition of Serete. Jacobs filed suit in 2002 seeking approximately $49.0 million in damages to recover its contract balance and additional project costs that it had incurred. The SIVOM counterclaimed for project completion costs, increased operating costs, and costs relating to emissions problems.

As a result of the judgment, the Company recorded a pre-tax charge to earnings of approximately $93.3 million. Included in this amount is a $25.9 million write-off of revenue. The balance of the charge reflects the cash payments the Company made to the SIVOM, net of cash payments the Company received. Net of the effects of the charge on the Company's long-term incentive bonus plan and income taxes, the effect on net earnings attributable to Jacobs was approximately $60.3 million, or $0.48 per diluted share.

Jacobs believes that the judgment of the Tribunal is not supported by the facts or by applicable law and has filed an appeal to the Administrative Court of Appeal of Nancy, France. The SIVOM has also appealed that portion of the judgment unfavorable to it.

On August 1, 2007 the I-35W bridge in Minneapolis, Minnesota suffered a tragic collapse. The bridge was designed and built in the early 1960's. Sverdrup & Parcel and Associates, Inc. ("Sverdrup & Parcel") provided design services to the Minnesota Department of Transportation ("MnDOT") on the bridge. Sverdrup & Parcel was a predecessor company to Sverdrup Corporation, a company acquired by Jacobs in 1999. Several lawsuits have been filed against a consultant who had been providing engineering analyses of the bridge prior to its collapse, and against a contractor who was providing maintenance and construction work on the bridge at the time of its collapse. No lawsuits have been filed directly against the Company by any of the primary plaintiffs.

The consultant and the contractor have filed suit against the Company claiming that the Company was liable for negligent design services by Sverdrup & Parcel, and against MnDOT claiming that MnDOT had an obligation to inspect, maintain and repair the bridge and that it failed to do so. MnDOT has filed a suit against the Company claiming that it is entitled to be indemnified for any and all amounts that it pays out under its Victims Compensation Fund. We understand that the contractor has settled all of the plaintiffs' claims against it. The contractor's suit against the Company is in the process of being dismissed without any compensation being paid by the Company. The Company's motions to dismiss the remaining claims against it by the consultant and MnDOT based on the State Statute of Repose were denied. The Company filed an appeal and the appellate court reversed the trial court and granted the Company's motion to dismiss the consultant's claim. The consultant has petitioned the Minnesota Supreme Court to grant review. The appellate court upheld the trial court's decision denying the Company's motion to dismiss MnDOT's claim. The Company has petitioned the Minnesota Supreme Court to grant review. The Minnesota Supreme Court has granted the petition for review in both matters. The Company does not expect this matter to have any material adverse effect on its consolidated financial statements.

12. Common and Preferred Stock

Jacobs is authorized to issue two classes of capital stock designated "common stock" and "preferred stock" (each has a par value of $1.00 per share). The preferred stock may be issued in one or more series. The number of shares to be included in a series as well as each series' designation, relative powers, dividend and other preferences, rights and qualifications, redemption provisions, and restrictions are to be fixed by the Board of Directors at the time each series is issued. Except as may be provided by the Board of Directors in a preferred stock designation, or otherwise provided for by statute, the holders of shares of common stock have the exclusive right to vote for the election of Directors and all other matters requiring stockholder action. The holders of shares of common stock are entitled to dividends if and when declared by the Board of Directors from whatever assets are legally available for that purpose.

In December 2000, the Board of Directors of Jacobs approved the Amended and Restated Rights Agreement dated December 20, 2000 (the "Rights Agreement"). The Rights Agreement is intended to protect the rights of our shareholders in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of the Company on terms that are favorable and fair to all shareholders, and the Rights Agreement will not interfere with any merger approved by the Board of Directors. Pursuant to the terms of the Rights Agreement, each outstanding share of common stock has attached to it one stock purchase right (a "Right"). Each Right entitles holders of common stock to purchase, in certain circumstances generally relating to a change in control of Jacobs, one four-hundredths of a share of our Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at the exercise price of $175.00 per share, subject to adjustment. Alternatively, the Right holder may purchase shares of common stock having a market value equal to two times the exercise price, or may purchase shares of common stock of the acquiring corporation having a market value equal to two times the exercise price.

The Series A Preferred Stock confers to its holders, rights as to dividends, voting, and liquidation which are in preference to common stockholders. The Rights are nonvoting, are not presently exercisable, and currently trade in tandem with the common shares. In accordance with the Rights Agreement, we may redeem the Rights at $0.0025 per Right. The Rights will expire on December 20, 2010, unless earlier exchanged or redeemed.

13. Other Financial Information

Supplemental Balance Sheet Information

The following table presents the components of "Miscellaneous noncurrent assets" as shown in the accompanying Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Deferred income taxes	$187,045	$155,968
Cash surrender value of life insurance policies	68,107	59,236
Intangible assets (a)	100,045	57,459
Project related long-term receivables	—	37,887
Investments	209,898	108,895
Notes receivable	4,794	2,130
Other	13,065	18,398
Total	$582,954	$439,973

(a) Consists primarily of intangible assets acquired in connection with various business combinations.

The following table presents the components of "Accrued liabilities" as shown in the accompanying Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Accrued payroll and related liabilities	$419,513	$409,476
Project-related accruals	71,465	68,255
Insurance liabilities	63,751	73,293
Sales and other similar taxes	34,385	39,152
Other	72,164	88,933
Total	$661,278	$679,109

The following table presents the components of "Other deferred liabilities" as shown in the accompanying Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Liabilities relating to defined benefit pension and early retirement plans	$396,939	$311,126
Liabilities relating to nonqualified deferred compensation arrangements	77,765	73,595
Deferred income taxes	82,485	93,677
Miscellaneous	21,838	22,103
Total	$579,027	$500,501

The following table presents the components of "Total accumulated other comprehensive loss" as shown in the accompanying Consolidated Balance Sheets at October 1, 2010 and October 2, 2009 (in thousands):

	2010	2009
Foreign currency translation adjustments	$ (13,413)	$ (4,075)
Adjustments relating to defined benefit pension plans	(267,124)	(203,128)
Other	(5,204)	(4,312)
Total	$(285,741)	$(211,515)

Supplemental Cash Flow Information

During fiscal 2010 and fiscal 2009, the Company acquired businesses for cash and stock of $259.5 million and $23.3 million, respectively. The following table presents the non-cash adjustments relating to these acquisitions made in preparing the Company's Consolidated Statements of Cash Flows (in thousands):

	2010	2009
Working capital	$ 11,832	$8,869
Property and equipment	3,116	5,890
Noncurrent assets	2,658	308
Deferred liabilities	(34)	—
Goodwill	241,920	8,262

14. Segment Information

As discussed above, we provide a broad range of technical, professional, and construction services. We provide our services through offices and subsidiaries located primarily in North America, Europe, the Middle East, Asia, and Australia.

All of our operations share similar economic characteristics. For example, all of our operations are highly influenced by the general availability of qualified engineers and other technical professional staff. They also provide similar services as well as share similar processes for delivering our services. There is also a high degree of similarity of the workforces employed among the various categories of services we provide. For example, engineering and design services (i.e., services provided by persons who are degreed, and in certain circumstances licensed, professionals such as engineers, architects, scientists, and economists) exist in all four service categories. In addition, there is a high degree of similarity among a significant component of the workforces we employ to perform construction and operations and maintenance projects. In providing construction and operations and maintenance services, we employ a large number of skilled craft labor personnel. These may include welders, pipe fitters, electricians, crane operators, and other personnel who work on very large capital projects (in the case of projects classified within the construction services category) or on smaller capital projects (in the case of maintenance projects classified within the operations and maintenance services category). In addition, the use of technology is highly similar and consistent throughout our organization, as is our client base (with the exception of our operations outside the United States, which perform very little work for the U.S. federal government), and our quality assurance and safety programs. Furthermore, the types of information and internal reports used by management to monitor performance, evaluate results of operations, allocate resources, and otherwise manage the business support a single reportable segment. Accordingly, based on these operational similarities and the way management monitors the Company's results of operations, we have concluded that our operations may be aggregated into one reportable segment for purposes of this disclosure.

The following table presents certain financial information by geographic area for fiscal 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Revenues:			
United States	$6,969,264	$ 7,362,752	$ 6,998,195
Europe	1,666,325	2,204,503	2,323,271
Canada	989,298	1,597,568	1,593,009
Asia	239,933	253,664	290,042
Other	50,697	48,889	47,642
Total	$9,915,517	$11,467,376	$11,252,159
Long-Lived Assets:			
United States	$ 122,551	$ 159,451	$ 163,875
Europe	53,586	40,840	52,490
Canada	21,859	23,564	20,304
Asia	14,537	15,432	17,828
Other	2,499	1,063	1,643
Total	$ 215,032	$ 240,350	$ 256,140

Revenues were earned from unaffiliated clients located primarily within the various and respective geographic areas shown. Long-lived assets consist of property and equipment, net of accumulated depreciation and amortization.

The following table presents the revenues earned directly or indirectly from the U.S. federal government and its agencies, expressed as a percentage of total revenues, for fiscal 2010, 2009, and 2008:

	2010	2009	2008
Percentage of revenue earned from the U.S. federal government and its agencies	25.4%	20.3%	16.8%

For the fiscal year ended October 2, 2009 revenues earned from Motiva Enterprises LLC accounted for 12.2% of total revenues (revenues earned from this customer in prior fiscal years constituted less than 10% of total revenues).

15. Selected Quarterly Information—Unaudited

The following table presents selected quarterly financial information for each of the last three fiscal years. Amounts are presented in thousands, except for per share amounts:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2010					
Revenues	$2,477,785	$2,586,974	$2,507,725	$2,343,033	$ 9,915,517
Operating profit (a)	113,481	122,004	45,083	119,515	400,083
Earnings before taxes	113,148	121,160	37,239	120,387	391,934
Net earnings of the Group	72,401	77,567	19,240	77,079	246,287
Net earnings attributable to Jacobs	72,437(b)	77,500	19,043(c)	76,994	245,974(d)
Earnings per share:					
Basic	0.59(b)	0.63	0.15(c)	0.62	1.98(d)
Diluted	0.58(b)	0.62	0.15(c)	0.61	1.96(d)
2009					
Revenues	$3,232,653	$2,975,452	$2,706,724	$2,552,547	$11,467,376
Operating profit (a)	181,068	170,688	146,674	122,143	620,573
Earnings before taxes	181,581	170,628	148,067	123,856	624,132
Net earnings of the Group	116,116	109,171	94,686	79,240	399,213
Net earnings attributable to Jacobs	116,350	109,287	94,900	79,317	399,854
Earnings per share:					
Basic	0.95	0.89	0.77	0.64	3.26
Diluted	0.94	0.88	0.76	0.63	3.21
2008					
Revenues	$2,471,817	$2,664,794	$2,918,927	$3,196,621	$11,252,159
Operating profit (a)	141,256	154,152	168,871	178,780	643,059
Earnings before taxes	153,705	155,174	170,068	179,021	657,968
Net earnings of the Group	98,370	99,312	108,938	114,679	421,299
Net earnings attributable to Jacobs	98,370(e)	99,312	108,677	114,383	420,742(e)
Earnings per share:					
Basic	0.82(e)	0.82	0.89	0.94	3.47(e)
Diluted	0.79(e)	0.80	0.87	0.92	3.38(e)

(a) Operating profit represents revenues less (i) direct costs of contracts, and (ii) selling, general and administrative expenses.

(b) Includes a non-recurring loss of $5.8 million, or $0.04 per basic and diluted share, related to the Company ceasing use of one of its offices located in Houston, Texas, and entering into a sublease for the entire property

(c) Includes a non-recurring loss of $60.3 million, or $0.48 per basic and diluted share, related to the SIVOM Judgment.

(d) Includes the non-recurring losses described in (b) and (c) above of $66.1 million, or $0.52 per basic and diluted share.

(e) Includes a one-time net gain of $5.4 million, or $0.04 per basic and diluted share, relating to the sale of the Company's interest in a company that provides specialized operations and maintenance services.

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of October 1, 2010 and October 2, 2009, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended October 1, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at October 1, 2010 and October 2, 2009, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended October 1, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests with the adoption of the guidance originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (codified in FASB ASC Topic 810, Consolidation) effective October 3, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jacobs Engineering Group Inc. and subsidiaries' internal control over financial reporting as of October 1, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 23, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
November 23, 2010

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited Jacobs Engineering Group Inc. and subsidiaries' internal control over financial reporting as of October 1, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Jacobs Engineering Group Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jacobs Engineering Group Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 1, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of October 1, 2010 and October 2, 2009, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended October 1, 2010, and our report dated November 23, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
November 23, 2010


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